IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


10012548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1 TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Fox Chase Bancorp, Inc.
Exact name of registrant as specified in charter

0001485176
Registrant CIK Number

Exhibit 99.1 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-165416
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hatboro, Commonwealth of Pennsylvania on May 11, 2010.

FOX CHASE BANCORP, INC.

By: 

Thomas M. Petro
President and Chief Executive Officer



Grant of Continuing Hardship Exemption

March 10, 2010

Applicant: Scott A. Brown

Company Name: Fox Chase Bancorp, Inc.

Form Type: S-1

Subject document[s]: Exhibit 99.1 Valuation Appraisal Report to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on March 1, 2010 (Accession no. 0000909654-10-000098) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request for the statistical information only of Exhibit 99.1 Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

Fox Chase Bancorp, Inc.

Conversion Valuation Appraisal

April 29, 2010

Table of Contents
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

List of Figures
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

List of Exhibits
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

Exhibit

Introduction

Fox Chase Bancorp, Inc., a Maryland corporation, is offering shares of common stock for sale in connection with the conversion of Fox Chase Bank from the mutual holding company form of organization to the stock form of organization. Upon completion of the conversion and the offering, all of the common stock of Fox Chase Bancorp, Inc. will be owned by public stockholders. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Fox Chase Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 59.9% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $4.5 million at the midpoint,
- there will be an ESOP equal to 4% of the shares issued funded internally, amortized over 15 years straight-line,
- there will be an MRP equal to 3.15% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 7.87% of the shares issued, expensed at $2.92 per option over 5 years straight-line,
- the tax rate is assumed at 34.00% and,
- the net proceeds will be invested at the three-year Treasury Note rate of 1.66%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.
In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2009 and December 31, 2009. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Stifel, Nicolaus & Company, Incorporated, (the Bank's underwriter), and Kilpatrick Stockton LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of December 31, 2009, the Bank had $1.2 billion in total assets, $858.3 million in deposits, $631.3 million in net loans and $123.6 million in equity. The following table sets forth information with respect to the Bank's full-service banking offices. The data shown below is the most recently available public data with regard to branch deposits.

FIGURE 1 – CURRENT FACILITIES LIST

Address	City	State	Deposits as of June 30, 2009	2008	2004	Growth (%) 2008-2009	2004-2009
New Jersey							
1) 6059 Black Horse Pike	Egg Harbor	NJ	$ 55,866	$ 38,706	$ 61,631	44.33	-9.35
2) 921 West Ave	Ocean City	NJ	23,795	15,392	37,878	54.59	-37.18
3) 8 US Rt 9 S	Marmora	NJ	14,792	7,735	-	91.23	-
Pennsylvania							
1) 401 Rhawn St	Philadelphia	PA	298,206	260,515	379,362	14.47	-21.39
2) 815 Bustleton Pike	Richboro	PA	154,967	104,923	144,550	47.70	7.21
3) 4390 Davisville Rd	Hatboro	PA	111,791	82,107	72,564	36.15	54.06
4) 1 Fitzwatertown Rd	Willow Grove	PA	63,114	36,728	57,581	71.84	9.61
5) 1041 York Rd	Warminster	PA	51,217	27,994	38,012	82.96	34.74
6) 137 N High St	West Chester	PA	43,199	13,604	-	217.55	-
7) 5871 Lower York Rd	Lahaska	PA	30,083	12,073	-	149.18	-
8) 210 W State St	Media	PA	15,394	3,827	-	302.25	-
	Total		**$ 862,424**	**$ 603,604**	**$ 791,578**		

Source: SNL Financial

HISTORY AND OVERVIEW

FOX CHASE BANK

Fox Chase Bank is headquartered in Hatboro, Pennsylvania and has provided community banking services to customers for over 142 years. The Bank currently operates eleven full-service locations in Bucks, Chester, Delaware, Montgomery and Philadelphia counties in Pennsylvania and Atlantic and Cape May counties in the southern New Jersey area. At December 31, 2009, the Bank exceeded all regulatory capital requirements and was not a participant in any of the U.S. Treasury's capital raising programs for financial institutions.

The Bank is a full service retail banking institution. The Company's primary business lines involve generating funds from deposits or borrowings and investing such funds in loans and investment securities. The principal focus is to become the leading relationship-based business and consumer bank in our market areas. The Bank currently operates eleven retail banking locations and ten automated teller machines throughout the Philadelphia metropolitan area and in the southern New Jersey area.

The Company's principal executive offices are located at 4390 Davisville Road, Hatboro, Pennsylvania 19040.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- remaining a community-oriented financial institution;
- improve earnings through asset diversification and growth;
- improve asset quality;
- improve the funding mix by focusing on core deposits;
- grow through geographic expansion;
- maintain strong capital levels; and
- continue expense control.

BALANCE SHEET TRENDS

The Bank's balance sheet declined by $24.3 million between December 31, 2005 and December 31, 2006, but assets increased $55.9 million between December 31, 2006 and December 31, 2007. The balance sheet grew by $118.4 million from December 31, 2007 to December 31, 2008 and grew by $242.5 million between December 31, 2008 and December 31, 2009.

Equity was $123.6 million as of December 31, 2009 and the equity to assets ratio was 10.53% at December 31, 2009.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Total Assets ($ in thousands)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Total Equity ($ in thousands)
$125,645
$122,371
$121,220
$123,634
$1,173,818
$931,270
$812,919
$781,291
$756,985
$63,521
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Total assets
Total equity

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At December 31,				
Selected Financial Condition (in thousands)	2009	2008	2007	2006	2005
			(in thousands)		
Total assets	$ 1,173,818	$ 931,270	$ 812,919	$ 756,985	$ 781,291
Cash and cash equivalents	65,418	3,944	31,275	134,441	46,086
Securities available-for-sale	422,467	294,723	296,304	228,432	329,504
Loans receivable, net	631,296	588,975	447,035	355,617	366,393
Deposits	858,277	608,472	585,560	596,534	682,307
Federal Home Loan Bank advances	137,165	146,379	80,000	30,000	30,000
Other borrowed funds	50,000	50,000	20,000	-	-
Total stockholders' equity	123,634	121,220	122,371	125,645	63,521

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At December 31,				
	2009	2008	2007	2006	2005
Performance Ratios:					
Return on average assets	-0.09%	0.14%	0.26%	0.49%	0.71%
Return on average equity	-0.82%	1.00%	1.54%	4.59%	9.50%
Interest rate spread (1)	1.74%	2.01%	1.85%	1.90%	1.78%
Net interest margin (2)	2.16%	2.59%	2.60%	2.33%	2.05%
Noninterest expense to average assets	1.81%	2.18%	2.48%	2.66%	1.80%
Efficiency ratio (3)	79.90%	82.00%	91.80%	105.80%	79.70%
Average interest-earning assets to average interest-bearing liabilities	115.60%	119.70%	123.70%	113.50%	109.10%
Average equity to average assets	11.11%	13.98%	16.66%	10.58%	7.44%
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.65%	1.05%	0.75%	0.82%	2.22%
Allowance for loan losses as a percent of nonperforming loans and accruing loans of 90 days or more past due	35.73%	107.01%	412.21%	91.44%	163.90%
Net charge-offs to average outstanding loans during the period	0.75%	-	-	-	-
Nonperforming loans as a percent of total loans	4.62%	0.98%	0.18%	0.90%	1.36%
Nonperforming loans as a percent of total assets	2.87%	0.63%	0.10%	0.43%	0.67%
Capital Ratios:					
Total equity to total assets	10.53%	13.02%	15.05%	16.60%	8.13%
Tier 1 capital (to adjusted assets) (4)	8.51%	10.70%	12.03%	12.49%	8.40%
Tier 1 capital (to risk-weighted assets) (4)	15.41%	18.11%	21.78%	26.79%	17.76%
Total risk-based capital (to risk-weighted assets) (4)	16.57%	19.25%	22.54%	27.62%	19.02%
Other Data:					
Deposit accounts	52,416	49,252	52,817	55,957	61,349
Offices	11	11	11	11	8

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, premises and equipment and assets acquired through foreclosure. For 2006, reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.
(4) Ratios are for Fox Chase Bank.

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $264.9 million from December 31, 2005 to December 31, 2009, with $141.9 million of the growth coming between December 31, 2007 and December 31, 2008. As a percent of assets, the loan portfolio has increased from 46.90% to 53.78% between December 31, 2005 and December 31, 2009, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART



Loans receivable, net ($ in thousands)
Net loans / Total asset Ratio
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
46.90%
46.98%
54.99%
63.24%
53.78%
$366,393
$355,617
$447,035
$588,975
$631,296
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Loans receivable, net
Total equity

Source: Offering Prospectus

Since December 31, 2005, the loan portfolio composition has shifted toward multi-family and commercial real estate and commercial loans and has shifted away from one-to-four-family residential real estate and home equity loans.

FIGURE 6 - LOAN MIX AS OF DECEMBER 31, 2009

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
One-to four-family	$ 268,535	41.80%	$ 260,833	43.80%	$ 215,817	47.90%	$ 209,463	58.30%	$ 228,476	60.90%
Multi-family and commercial	207,738	32.40%	155,564	26.20%	76,287	16.90%	44,681	12.40%	32,923	8.80%
Construction	40,799	6.40%	65,002	10.90%	46,471	10.30%	11,568	3.20%	31,015	8.30%
Total real estate loans	517,072	80.60%	481,399	80.90%	338,575	75.10%	265,712	73.90%	292,414	78.00%
Consumer loans:										
Home equity loans	50,080	7.80%	63,987	10.70%	68,431	15.20%	73,456	20.50%	65,003	17.30%
Home equity lines of credit	13,664	2.10%	11,486	1.90%	9,642	2.10%	10,468	2.90%	16,269	4.30%
Other	5,618	0.90%	613	0.20%	671	0.20%	1,178	0.40%	1,468	0.40%
Total consumer loans	69,362	10.80%	76,086	12.80%	78,744	17.50%	85,102	23.80%	82,740	22.00%
Commercial and industrial	55,434	8.60%	37,371	6.30%	33,356	7.40%	8,194	2.30%	175	-
Total loans	**641,868**	**100.00%**	**594,856**	**100.00%**	**450,675**	**100.00%**	**359,008**	**100.00%**	**375,329**	**100.00%**
Less:										
Deferred loan origination costs (fees), net	33		379		(264)		(442)		(587)	
Allowance for loan losses	(10,605)		(6,260)		(3,376)		(2,949)		(8,349)	
Net loans	$ 631,296		$ 588,975		$ 447,035		$ 355,617		$ 366,393	

Source: Offering Prospectus

The two large components in the loan portfolio are 1-4 family residential loans, which account for 42% of the portfolio mix at December 31, 2009, and multi-family and commercial real estate loans, which account for 32% of the portfolio mix at December 31, 2009.

FIGURE 7 - LOAN MIX AT DECEMBER 31, 2009


Home equity lines of credit 2%
Other 1%
Commercial 9%
One-to four-family 42%
Home equity loans 8%
Construction 6%
Multi-family and commercial 32%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio increased $126.2 million between December 31, 2007 and December 31, 2009.

FIGURE 8 - SECURITIES CHART


Total investments, amortized cost ($ in thousands)
450000
400000
350000
300000
250000
200000
150000
100000
50000
0
$329,504
$228,432
$296,304
$294,723
$422,467
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table sets forth the amortized cost and fair values of the Bank's securities portfolio at the dates indicated. All of the securities were classified as available-for-sale at the dates indicated. The portfolio is predominately agency sponsored MBS. As a result of negative trends for the Company's private label residential mortgage security, management's analysis during the second quarter 2009 indicated that the security was other-than-temporary impaired in the amount of $605 thousand, $157 thousand of which was recognized on the Statement of Operations and $448 thousand in other comprehensive income (before taxes). There was no additional other-than-temporary credit impairment charge on this investment in the third or fourth quarter of 2009.

FIGURE 9 – INVESTMENT MIX

	At December 31,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(in thousands)			
Obligations of U.S. government agencies	$ 305	$ 306	$ -	$ -	$ 10,000	$ 10,016
State and political subdivisions	9,199	9,292	14,679	14,463	81,019	81,143
Corporate securities	9,838	9,950	11,124	10,578	-	-
Total investment securities	19,342	19,548	25,803	25,041	91,019	91,159
Private label residential mortgage related security	628	195	889	269	1,181	1,208
Private label commercial mortgage related securities	17,607	17,833	10,049	7,304	10,069	10,137
Agency residential mortgage related securities	374,824	384,891	257,990	262,109	193,112	193,800
Total mortgage related securities	393,059	402,919	268,928	269,682	204,362	205,145
Total securities	**$412,401**	**$422,467**	**$294,731**	**$294,723**	**$295,381**	**$296,304**

Source: Offering Prospectus

ASSET QUALITY

The Bank's nonperforming assets increased to $33.7 million at December 31, 2009 from $5.2 million at December 31, 2005. The Bank's nonperforming asset to total assets ratio increased from 0.67% at December 31, 2005 to 2.87% at December 31, 2009.

The increase in NPAs between December 31, 2008 and December 31, 2009 was primarily attributable to a $12.2 million increase in nonaccrual construction loans, a $6.2 million increase in nonaccrual 1-4 family mortgages and a $4.1 million increase in real estate owned.

The increase on nonaccrual construction loans relates to weak sales of new construction properties. The increase in nonaccrual 1-4 family mortgages was attributable to higher unemployment among other things.

FIGURE 10 - ASSET QUALITY CHART


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Total nonperforming assets ($ in thousands)
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Total nonperforming assets to total assets (%)
$5,201
0.67%
$3,225
0.43%
0.10%
$819
0.63%
$5,850
2.87%
$33,732
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Total nonperforming assets
Total nonperforming assets to total assets

Source: Offering Prospectus

At December 31, 2009, the Company's nonperforming loans to total loan ratio was 4.62% and the nonperforming assets to total assets ratio was 2.87%. The largest increases in the portfolio were construction loans, one-to-four family real estate, and multi-family and commercial real estate and the construction categories. Nonperforming one-to-four-family real estate loans increased by $6.2 million from December 31, 2008 to December 31, 2009. Nonperforming multi-family and commercial real estate increased by $4.1 million from December 31, 2008 to December 31, 2009. Nonperforming construction loans increased $12.2 million from December 31, 2008 to December 31, 2009.

FIGURE 11 - NONPERFORMING LOANS

	At December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonaccrual loans:					
One- to four-family real estate	$ 7,740	$ 1,503	$ 155	$ 284	$ 548
Multi-family and commercial real estate	4,738	685	105	-	2,972
Construction	15,739	3,495	-	-	-
Consumer	612	167	-	-	-
Commercial and industrial	250	-	-	-	-
Total	29,079	5,850	260	284	3,520
Accruing loans past due 90 days or more:					
One- to four-family	-	-	559	-	-
Multi-family and commercial real estate	601	-	-	2,941	1,574
Total	601	-	559	2,941	1,574
Total of nonaccrual loans and accruing loans 90 days or more past due	$ 29,680	$ 5,850	$ 819	$ 3,225	$ 5,094
Real estate owned	4,052	-	-	-	107
Total nonperforming assets	$ 33,732	$ 5,850	$ 819	$ 3,225	$ 5,201
Total nonperforming loans and accruing loans past due 90 days or more to total loans	4.62 %	0.98 %	0.18 %	0.90 %	1.36 %
Total nonperforming loans to total assets	2.53 %	0.63 %	0.10 %	0.43	0.65 %
Total nonperforming assets to total assets	2.87 %	0.63 %	0.10 %	0.43	0.67 %

Source: Offering Prospectus

The Bank's reserve to loan ratio was 1.65% as of December 31, 2009. The ratio has trended upward since 2007.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Allowance for loan and lease loss - ALLL - ($ in thousands)
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL / Loans (%)
2.22%
$8,349
0.82%
$2,949
$3,376
0.75%
$6,260
1.05%
$10,605
1.65%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
ALLL
ALLL to Loans

Source: Offering Prospectus

FUNDING COMPOSITION

Following two years of declines, the Bank experienced deposit growth of $272.7 million between December 31, 2007 and December 31, 2009. Borrowings trended upward between December 31, 2006 and December 31, 2009 due to the Bank implementing leverage strategies. As of December 31, 2009, the Bank had outstanding borrowings of $187.2 million.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Total deposits ($ in thousands)
250,000
200,000
150,000
100,000
50,000
-
Total borrowed funds ($ in thousands)
$682,307
$596,534
$585,560
$608,472
$858,277
$30,000
$30,000
$100,000
$196,379
$187,165
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Total deposits
Total borrowed funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2009. The two largest components of the deposit mix are certificates of deposit and money market accounts.

FIGURE 14 - DEPOSIT MIX


Noninterest-bearing demand accounts 7%
NOW accounts 5%
Money market accounts 21%
Savings and club accounts 6%
Certificates of deposit 61%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following table, which is based on information that the Bank provided to the Office of Thrift Supervision, presents the change in the net portfolio value of the Bank at September 30, 2009 (the latest date for which the information is available) that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that the Bank might take to counteract that change. The Bank's interest rate risk position is considered to be "Minimum Risk" according to TB-13a.

FIGURE 15 – INTEREST RATE RISK

Basis point ("bp") Change in rates	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
	Amount	Change	% Change	NPV Ratio	Change (bp)
	(Dollars in thousands)				
300	$ 80,064	$ (45,613)	-36%	6.84%	-333
200	99,038	(26,640)	-21%	8.28%	-189
100	118,970	(6,707)	-5%	9.77%	-40
50	119,307	(6,370)	-5%	9.72%	-45
0	125,677	-		10.17%	0
-50	122,942	(2,735)	-2%	9.90%	-27
-100	124,218	(1,459)	-1%	9.97%	-20

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2009 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At December 31, 2009 Amount (000's)	Percentage of Assets
GAAP capital	$ 106,136	9.02%
Tier 1 leverage capital		
Capital level	99,592	8.51%
Requirement	46,809	4.00%
Excess	52,783	4.51%
Tier 1 risk-based capital		
Capital level	99,592	15.41%
Requirement	25,854	4.00%
Excess	73,738	11.41%
Total risk-based capital		
Capital level	107,092	16.57%
Requirement	51,707	8.00%
Excess	$ 55,385	8.57%

Source: Offering Prospectus

PROFITABILITY TRENDS

Net income trended downward between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2009. The decline of over this time period was primarily attributable to higher provision expense. Provision recoveries were $6.0 million and $5.9 million for the twelve months ended December 31, 2005 and December 31, 2006, respectively. Provision expense increased to $425 thousand for the twelve months ended December 31, 2007 and increased to $2.9 million and $9.1 million for the twelve months ended December 31, 2008 and December 31, 2009, respectively.

The adverse change in profitability between December 31, 2008 and December 31, 2009 was primarily attributable to a $6.2 million increase in provision expense and a $1.4 million increase in noninterest expense. The increased provision expense was largely attributable to the $4.7 million in charge-offs and the rise in NPAs.

FIGURE 17 - NET INCOME CHART


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($1,000)
($2,000)
Net income (loss) ($ in thousands)
$5,960
$3,634
$1,930
$1,215
$(1,028)
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
For the twelve months ended,

Source: Offering Prospectus

The net interest spread and margin decreased between the twelve months ended December 31, 2008 and the twelve months ended December 31, 2009. The decline was primarily attributable to the yield on earning assets declining more than the cost of funding.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	Years Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
				(Dollars in thousands)					
Assets:									
Interest-earning assets:									
Interest-earning demand deposits	$50,506	$622	1.23%	$10,218	$131	1.28%	$81,864	$4,167	5.09%
Money market funds	27,564	183	0.67%	16,892	536	3.17%	806	40	4.96%
Mortgage-related securities	352,542	14,654	4.16%	246,811	12,356	5.01%	147,978	7,329	4.95%
Taxable securities	28,102	764	2.72%	29,334	1,240	4.23%	61,530	3,236	5.26%
Nontaxable securities	12,082	482	3.99%	15,350	613	3.99%	24,023	924	3.85%
Loans:									
Residential loans	266,577	14,575	5.47%	238,858	13,550	5.67%	208,828	11,791	5.65%
Commercial loans	285,460	15,882	5.49%	203,391	13,048	6.31%	113,822	8,800	7.63%
Consumer loans	73,572	4,236	5.76%	76,545	4,410	5.76%	81,467	4,770	5.86%
Total Loans	625,609	34,693	5.51%	518,794	31,008	5.94%	404,117	25,361	6.25%
Allowance for loan losses	-7,311			-3,857			-3,056		
Net loans	618,298	34,693		514,937	31,008		401,061	25,361	
Total interest-earning assets	1,089,094	51,398	4.67%	833,542	45,884	5.45%	717,262	41,057	5.68%
Noninterest-earning assets	37,282			35,946			36,172		
Total assets	$1,126,376			$869,488			$753,434		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit accounts	$189,946	2,874	1.51%	$109,499	2,307	2.11%	$81,943	1,997	2.44%
Savings accounts	51,350	90	0.17%	52,748	158	0.30%	59,160	424	0.72%
Certificates of deposit	506,076	17,625	3.48%	385,141	15,998	4.15%	402,120	18,105	4.50%
Total interest-bearing deposits	747,372	20,589	2.75%	547,388	18,463	3.37%	543,223	20,526	3.78%
FHLB advances	144,224	5,311	3.63%	122,145	4,653	3.73%	34,422	1,642	4.77%
Other borrowed funds - short term	284	2	0.69%	-		0.00%	-	-	0.00%
Other borrowed funds - long term	50,000	1,733	3.42%	26,863	963	3.53%	2,222	82	3.62%
Total borrowings	194,508	7,046	3.57%	149,008	5,598	3.70%	36,644	1,724	4.64%
Total interest-bearing liabilities	941,880	27,635	2.92%	696,396	24,061	3.44%	579,867	22,250	3.83%
Noninterest-bearing deposits	50,743			46,044			43,036		
Other noninterest-bearing liabilities	8,665			5,462			4,983		
Total liabilities	1,001,288			747,902			627,886		
Retained earnings	120,619			121,852			126,257		
Accumulated comprehensive income	4,469			-266			-709		
Total stockholder's equity	125,088			121,586			125,548		
Total liabilities and stockholders' equity	$1,126,376			$869,488			$753,434		
Net interest income		$23,763			$21,823			$18,807	
Interest rate spread			1.74%			2.01%			1.85%
Net interest margin			2.16%			2.59%			2.60%
Average interest-earning assets to average interest-bearing liabilities			115.63%			119.69%			123.69%

Source: Offering Prospectus

Spread and margin trended downward between December 31, 2007 and December 31, 2009, due in large part to declining yield.

The net interest spread and margin both decreased between the twelve months ended December 31, 2008 and December 31, 2009 due to yields declining more than the cost of funding.

FIGURE 19 - SPREAD AND MARGIN CHART


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.60%
2.59%
2.16%
2.01%
1.85%
1.74%
12/31/2007
12/31/2008
12/31/2009
Spread
Margin

Source: Offering Prospectus

Net income trended downward between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2009. The decline over this time period was primarily attributable to higher provision expenses. Net interest income and noninterest income increased between the twelve months ended December 31, 2008 and the twelve months ended December 31, 2009. This increase was offset by higher provision expense and higher noninterest expense during the period between the twelve months ended December 31, 2008 and the twelve months ended December 31, 2009.

FIGURE 20 - INCOME STATEMENT TRENDS

	At December 31,				
Selected Financial Condition (in thousands)	2009	2008	2007	2006	2005
			(in thousands)		
Interest income	$ 51,398	$ 45,884	$ 41,057	$ 37,177	$ 37,601
Interest expense	27,635	24,061	22,250	20,459	20,697
Net interest income	23,763	21,823	18,807	16,718	16,904
Provision (credit) for loan losses	9,052	2,900	425	(5,394)	(6,025)
Net interest income after provision (credit) for loan losses	14,711	18,923	18,382	22,112	22,929
Noninterest income	3,767	1,405	2,696	2,073	1,214
Noninterest expense	20,333	18,948	18,688	19,867	15,208
(Loss) income before income tax (benefit) expense	(1,855)	1,380	2,390	4,318	8,935
Income tax (benefit) expense	(827)	165	460	684	2,975
Net (loss) income (1)	$ (1,028)	$ 1,215	$ 1,930	$ 3,634	$ 5,960

Source: Offering Prospectus

(1) Net income for 2006 reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.

LEGAL PROCEEDINGS

At December 31, 2009, the Bank was not involved in any legal proceedings the outcome of which it believes would be material to its financial condition or results of operations. Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is currently not a party to any pending legal proceedings that the Bank believes would have a material adverse effect on the financial condition, results of operations or cash flows.

SUBSIDIARIES

Fox Chase Bank established Fox Chase Financial, Inc. in 1999. As a Delaware-chartered corporation investment company, Fox Chase Financial manages and holds investment securities.

In February 2009, Fox Chase Bank established Fox Chase Service Corporation as a wholly-owned subsidiary. A Pennsylvania-chartered corporation, Fox Chase Service Corporation made and manages the Bank's investment in Philadelphia Mortgage Advisors, Inc.

2. Market Area Analysis

New Jersey Market Area. The economy of Atlantic County is dominated by the gaming industry in nearby Atlantic City as the primary employer. The economy of Cape May County is primarily geared towards tourism. According to published statistics, Atlantic County's population in 2009 was approximately 279,000 and Cape May County's population was approximately 101,000. The economy in Atlantic County, while strong in recent years as new and expanding casinos in Atlantic City were being developed, began deteriorating as gaming revenues fell in 2008 and 2009. Cape May County also generally benefits from the growth in and around Atlantic City, as many residents commute to that area for employment. Although the economy in this market area has been strong in recent years, during 2008 and 2009 gaming revenues and casino development has declined, resulting in a significant deterioration in development and employment. Additionally, median household and per capita income in Atlantic and Cape May Counties are lower than the comparable figures for New Jersey as a whole. The southern New Jersey market is located outside of a major metropolitan area, resulting in lower average income levels and a smaller portion of higher-paying, professional jobs.

Philadelphia Market Area. The economy of the Philadelphia market area is primarily dominated by the service sector. According to published statistics, the population of the five-county area served by the Bank's branches totaled approximately 3.9 million in 2008. The economy in the Philadelphia market area contains a highly-educated workforce and a diverse local economy as traditional employers in the manufacturing and financial services industry have been bolstered by growth in the life sciences and health care industries as well as the information technology and communication sectors. The median household and per capita income in Bucks, Chester, Delaware and Montgomery Counties significantly exceeds the comparable figures for Pennsylvania as a whole, while the median household and per capita income in Philadelphia County trailed the comparable figures for Pennsylvania.

The following tables provide deposit and demographic data for the Bank's market area.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR ATLANTIC, NJ

Market: Atlantic, NJ — Deposit Data as of 6/30/2009

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	3,686,797	4,604,486	4,704,101	4,769,306	4,126,909	4,450,923	1.56

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	252,552	279,172	289,448	10.54	3.68
0-14 Age Group (%):	21	20	19	1.16	3.12
15-34 Age Group (%):	25	26	27	13.36	6.25
35-54 Age Group (%):	31	29	26	4.84	-6.43
55+ Age Group (%):	23	25	28	24.00	13.09
Total Households:	95,024	105,339	109,300	10.86	3.76
$0-24K Households (%):	26	19	17	-21.12	-8.59
$25-50K Households (%):	30	25	22	-7.86	-7.16
$50K+ Households (%):	44	56	61	43.16	12.74
Average Household Income:	54,678	67,826	69,627	24.05	2.66
Median Household Income:	43,991	55,982	59,659	27.26	6.57
Per Capita Income:	21,034	26,022	26,761	23.71	2.84

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR CAPE MAY, NJ

Market: Cape May, NJ — Deposit Data as of 6/30/2009

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	2,398,471	2,565,456	2,566,519	2,513,469	2,432,984	2,598,470	0.49

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	102,326	100,834	99,950	-1.46	-0.88
0-14 Age Group (%):	18	16	15	-15.87	-2.81
15-34 Age Group (%):	21	21	20	-1.16	-1.87
35-54 Age Group (%):	29	27	25	-7.87	-10.01
55+ Age Group (%):	32	36	39	12.64	7.42
Total Households:	42,148	42,787	42,707	1.52	-0.19
$0-24K Households (%):	29	19	17	-31.90	-12.12
$25-50K Households (%):	30	26	24	-11.16	-10.52
$50K+ Households (%):	41	55	60	33.92	9.01
Average Household Income:	57,755	71,553	73,604	23.89	2.87
Median Household Income:	41,660	54,354	58,341	30.47	7.34
Per Capita Income:	24,172	30,858	32,015	27.66	3.75

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR BUCKS, PA

Market: Bucks, PA

Deposit Data as of 6/30/2009

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	10,446,988	11,054,621	11,912,031	12,130,075	12,355,319	13,986,195	3.30

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	597,635	634,223	648,313	6.12	2.22
0-14 Age Group (%):	21	20	20	-1.36	1.54
15-34 Age Group (%):	24	23	23	1.02	2.51
35-54 Age Group (%):	33	32	29	1.26	-5.21
55+ Age Group (%):	22	26	28	26.59	11.59
Total Households:	218,725	234,527	240,768	7.22	2.66
$0-24K Households (%):	16	10	9	-33.69	-2.39
$25-50K Households (%):	25	16	14	-28.74	-11.36
$50K+ Households (%):	59	74	77	33.05	6.43
Average Household Income:	73,983	98,997	103,374	33.81	4.42
Median Household Income:	59,726	79,444	83,374	33.01	4.95
Per Capita Income:	27,430	36,801	38,605	34.16	4.90

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR CHESTER, PA

Market: Chester, PA

Deposit Data as of 6/30/2009

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	7,174,541	7,752,029	8,739,697	9,034,615	8,889,453	10,212,787	4.84

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	433,501	499,763	532,960	15.29	6.64
0-14 Age Group (%):	22	21	20	8.90	5.35
15-34 Age Group (%):	25	24	24	9.96	9.21
35-54 Age Group (%):	33	31	29	10.06	-2.33
55+ Age Group (%):	21	24	27	36.73	16.65
Total Households:	157,905	184,056	197,363	16.56	7.23
$0-24K Households (%):	15	10	9	-23.08	1.88
$25-50K Households (%):	22	15	13	-20.22	-7.39
$50K+ Households (%):	63	75	78	38.71	10.88
Average Household Income:	85,047	112,852	118,507	32.69	5.01
Median Household Income:	64,836	87,308	93,734	34.66	7.36
Per Capita Income:	31,627	41,991	44,340	32.77	5.59

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 25 – DEPOSIT AND DEMOGRAPHIC DATA FOR DELAWARE, PA

Market: Delaware, PA — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	7,911,118	8,385,152	8,796,331	9,082,089	9,140,696	10,650,784	3.42

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	550,864	558,969	559,509	1.47	0.10
0-14 Age Group (%):	21	19	19	-6.55	-0.99
15-34 Age Group (%):	26	26	26	0.52	1.44
35-54 Age Group (%):	30	29	26	-1.40	-8.52
55+ Age Group (%):	24	27	29	12.91	8.89
Total Households:	206,320	209,124	209,753	1.36	0.30
$0-24K Households (%):	23	15	15	-32.87	-3.47
$25-50K Households (%):	27	21	19	-20.69	-12.25
$50K+ Households (%):	50	64	67	28.85	5.37
Average Household Income:	65,639	83,416	87,323	27.08	4.68
Median Household Income:	50,104	66,300	69,779	32.32	5.25
Per Capita Income:	25,040	31,792	33,396	26.96	5.05

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 26 – DEPOSIT AND DEMOGRAPHIC DATA FOR MONTGOMERY, PA

Market: Montgomery, PA — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	15,585,373	16,783,565	18,410,895	19,539,913	20,436,795	21,818,516	4.38

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	750,097	786,653	801,186	4.87	1.85
0-14 Age Group (%):	20	19	19	-0.83	0.67
15-34 Age Group (%):	24	23	24	-1.14	4.70
35-54 Age Group (%):	31	31	28	2.64	-6.45
55+ Age Group (%):	24	27	29	18.71	9.60
Total Households:	286,098	302,908	309,446	5.88	2.16
$0-24K Households (%):	16	10	9	-34.38	-3.00
$25-50K Households (%):	24	17	15	-23.67	-11.96
$50K+ Households (%):	60	73	76	28.48	6.22
Average Household Income:	79,813	103,260	108,780	29.38	5.35
Median Household Income:	60,868	80,212	84,230	31.78	5.01
Per Capita Income:	30,898	40,149	42,445	29.94	5.72

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 27 – DEPOSIT AND DEMOGRAPHIC DATA FOR PHILADELPHIA, PA

Market: Philadelphia, PA

Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	6/2009	CAGR(%)
Total Deposits	29,257,357	35,226,046	41,545,533	44,400,259	44,803,956	47,957,154	10.83

Demographic Data

	Base 2000	Current 2009	Projected 2014	% Change 2000-2009	% Change 2009-2014
Total Population:	1,517,550	1,452,449	1,413,509	-4.29	-2.68
0-14 Age Group (%):	21	20	20	-11.47	-2.07
15-34 Age Group (%):	30	30	29	-4.95	-3.89
35-54 Age Group (%):	27	26	24	-5.55	-9.76
55+ Age Group (%):	22	24	27	4.94	5.85
Total Households:	590,071	568,420	554,585	-3.67	-2.43
$0-24K Households (%):	42	33	32	-25.15	-5.38
$25-50K Households (%):	29	26	23	-14.48	-13.43
$50K+ Households (%):	29	42	46	38.04	6.66
Average Household Income:	41,525	52,609	54,501	26.69	3.60
Median Household Income:	30,781	41,408	45,404	34.52	9.65
Per Capita Income:	16,509	21,112	21,992	27.88	4.17

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 28 – FRANCHISE DEPOSIT AND DEMOGRAPHIC SUMMARY DATA

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of National Franchise (%)	Total Population 2009 (Actual)	Population Change 2000-2009 (%)	Projected Population Change 2009-2014 (%)	Median HH Income 2009 ($)	HH Income Change 2000-2009 (%)	Projected HH Income Change 2009-2014 (%)
Philadelphia	14	1	298,206	0.62	34.58	1,452,449	(4.29)	(2.68)	41,408	34.52	9.65
Bucks	16	3	236,267	1.69	27.40	634,223	6.12	2.22	79,444	33.01	4.95
Montgomery	20	2	174,905	0.80	20.28	786,653	4.87	1.85	80,212	31.78	5.01
Chester	31	1	43,199	0.42	5.01	499,763	15.29	6.64	87,308	34.66	7.36
Delaware	36	1	15,394	0.14	1.78	558,969	1.47	0.10	66,300	32.32	5.25
PA Totals		**8**	**767,971**		**89.05**	**3,932,057**					
Weighted Average: Pennsylvania Franchise							**2.22**	**0.44**	**65,028**	**33.40**	**6.93**
Aggregate: Entire State of Pennsylvania						**12,598,860**	**2.59**	**0.80**	**53,225**	**32.70**	**4.87**
Atlantic	14	1	55,866	1.26	6.48	279,172	10.54	3.68	55,982	27.26	6.57
Cape May	11	2	38,587	1.48	4.47	100,834	(1.46)	(0.88)	54,354	30.47	7.34
NJ Totals		**3**	**94,453**		**10.95**	**380,006**					
Weighted Average: New Jersey Franchise							**5.64**	**1.82**	**55,317**	**28.57**	**6.88**
Aggregate: Entire State of New Jersey						**8,834,947**	**5.00**	**1.67**	**72,809**	**32.18**	**5.61**
Aggregate: National						**309,731,508**	**10.06**	**4.63**	**54,719**	**29.78**	**4.06**

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this appraisal, there are a total of 256 thrifts that trade on public exchanges. There are 147 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, (defined as the NYSE, NASDAQ or AMEX) since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Institutions that were structured as Mutual Holding Companies (MHC's) were eliminated. 38 institutions were eliminated due to the MHC structure, leaving 109 remaining institutions.

Institutions outside of the Mid-Atlantic and Northeast region were eliminated. 59 institutions were eliminated due to being outside the target region.

Of the 50 remaining institutions, 37 institutions were eliminated due to their size. An institution was eliminated if total assets were below $800 million or above $1.9 billion.

After narrowing the list down for the size range, 13 institutions remained. One institution was then eliminated due to insufficient data. One institution was eliminated due to being located in New Hampshire, which was viewed being too far removed from the target region. One institution was removed due to the institution serving a specific ethnic mix.

The remaining 10 institutions were deemed acceptable Comparables.

Using the criteria established, the Comparable Group was created. It is important to note that none of the Comparables will be identical clones of the Bank and as such subjective adjustments will have to be made. A variance to the Comparable median was established for each data field.

FIGURE 29 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
ABBC	Abington Bancorp, Inc.	NASDAQ	Jenkintown	PA	20	06/28/2007
BFED	Beacon Federal Bancorp, Inc.	NASDAQ	East Syracuse	NY	8	10/02/2007
CBNJ	Cape Bancorp, Inc.	NASDAQ	Cape May Court House	NJ	18	02/01/2008
ESSA	ESSA Bancorp, Inc.	NASDAQ	Stroudsburg	PA	17	04/04/2007
HARL	Harleysville Savings Financial Corporation	NASDAQ	Harleysville	PA	8	08/04/1987
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	10	12/20/1988
LEGC	Legacy Bancorp, Inc.	NASDAQ	Pittsfield	MA	20	10/26/2005
LSBX	LSB Corporation	NASDAQ	North Andover	MA	8	05/02/1986
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield	MA	24	12/04/2007
WFD	Westfield Financial, Inc.	NASDAQ	Westfield	MA	11	01/04/2007
FXCB	Fox Chase Bancorp, Inc. (MHC)	NASDAQ	Hatboro	PA	11	10/02/2006

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $806.6 million to $1.5 billion in total assets with a median of $1.1 billion. The Bank's asset size was $1.2 billion as of December 31, 2009. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.3 billion.

2. Profitability The Comparable Group had a median core ROAA of 0.54% and a median core ROAE of 3.35% for the last twelve months. The Bank had a core ROAA of -0.21% and a core ROAE of -1.92% for the twelve months ended December 31, 2009. On a pro forma basis, the Bank's core ROAA and core ROAE are -0.19% and -1.08%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 10.11% with a high of 20.47% and a low of 6.13%. At December 31, 2009, the Bank had a tangible equity to tangible assets ratio of 10.53%. On a pro forma basis, at the midpoint, the Bank would have a tangible equity to tangible assets ratio of 16.93%.

4. Balance Sheet Mix At December 31, 2009, the Bank had a net loan to asset ratio of 53.78%. The median loan to asset ratio for the Comparables was 68.96%, ranging from a low of 38.96% to a high of 77.95%. On the liability side, the Bank's deposit to asset ratio was 73.12% at December 31, 2009 while the Comparable median was 66.83%, ranging from 45.58% to 71.45%. The Bank's borrowing to asset ratio of 15.94% is below the Comparable median of 23.12%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after March 2, 2009, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 30 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 12/31/09	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	74.79	104.16
Total Net Loans to Assets	53.78	68.96
Securities to Assets	35.99	22.66
Deposits to Assets	73.12	66.83
Borrowed Funds to Assets	15.94	23.12
Balance Sheet Growth		
Asset Growth Rate	26.04	3.84
Loan Growth Rate	7.19	3.27
Deposit Growth Rate	41.05	14.07
Capital		
Equity to Assets	10.53	12.39
Tangible Equity to Tangible Assets	10.53	10.11
Intangible Assets to Equity	-	-
Regulatory Core Capital to Assets	8.51	10.85
Equity + Reserves to Assets	11.44	13.37
Asset Quality		
Non-Performing Loans to Loans	4.62	1.57
Reserves to Non-Performing Loans	35.73	59.77
Non-Performing Assets to Assets	2.87	1.29
Non-Performing Assets to Equity	27.28	12.19
Reserves to Loans	1.65	1.21
Reserves to Non-Performing Assets + 90 Days Del.	31.44	58.81
Profitability		
Return on Average Assets	(0.09)	0.44
Return on Average Equity	(0.82)	2.74
Core Return on Average Assets	(0.21)	0.54
Core Return on Average Equity	(1.92)	3.35
Income Statement		
Yield on Average Earning Assets	4.67	5.16
Cost of Average Interest Bearing Liabilities	2.92	2.47
Net Interest Spread	1.74	2.49
Net Interest Margin	2.16	2.94
Noninterest Income to Average Assets	0.14	0.41
Noninterest Expense to Average Assets	1.81	1.97
Efficiency Ratio	79.90	66.02
Overhead Ratio	76.82	61.25

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest
- Other than Temporary Impairment Charge

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 31 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
ABBC	Abington Bancorp, Inc.	1,238,112	91.00	62.49	27.06	68.67	13.20
BFED	Beacon Federal Bancorp, Inc.	1,066,897	119.96	77.95	18.12	64.98	25.20
CBNJ	Cape Bancorp, Inc.	1,072,985	103.78	74.14	NA	71.45	15.94
ESSA	ESSA Bancorp, Inc.	1,058,692	152.39	69.46	24.46	45.58	36.44
HARL	Harleysville Savings Financial Corporation	843,074	104.53	60.95	NA	58.31	34.45
HIFS	Hingham Institution for Savings	966,387	108.66	75.93	10.90	69.88	22.52
LEGC	Legacy Bancorp, Inc.	946,224	97.95	68.45	20.86	69.88	16.54
LSBX	LSB Corporation	806,567	107.96	67.50	27.06	62.53	29.26
UBNK	United Financial Bancorp, Inc.	1,512,664	103.59	72.95	20.62	70.42	14.06
WFD	Westfield Financial, Inc.	1,199,757	70.68	38.96	54.58	55.12	23.72
	Average	1,071,136	106.05	66.88	25.46	63.68	23.13
	Median	1,062,795	104.16	68.96	22.66	66.83	23.12
	Maximum	1,512,664	152.39	77.95	54.58	71.45	36.44
	Minimum	806,567	70.68	38.96	10.90	45.58	13.20
FXCB	Fox Chase Bancorp, Inc. (MHC)	1,173,818	74.79	53.78	35.99	73.12	15.94
	Variance to the Comparable Median	111,024	(29.37)	(15.18)	13.33	6.29	(7.18)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank's assets, at $1.2 billion, are moderately above the Comparable Group median of $1.1 billion. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.3 billion.

Asset Composition - The Bank's loans to assets ratio of 53.78% is below the Comparable Group median of 68.96%. The Bank has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 73.12% of assets, and borrowings, 15.94% of assets. The Comparable Group has a deposits to assets ratio of 66.83% and a borrowing to asset ratio of 23.12%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 18. The Bank's interest rate risk position is considered to be "Minimum Risk". The pro forma increase in capital is expected to reduce the institution's interest rate risk. No similar data is available for the Comparable Group.

FIGURE 32 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Tang Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
ABBC	Abington Bancorp, Inc.	17.30	17.30	-	13.14	18.03
BFED	Beacon Federal Bancorp, Inc.	9.49	9.49	-	8.56	10.96
CBNJ	Cape Bancorp, Inc.	12.05	10.11	17.87	NA	13.16
ESSA	ESSA Bancorp, Inc.	16.91	16.91	-	NA	17.54
HARL	Harleysville Savings Financial Corporation	6.13	6.13	-	NA	6.41
HIFS	Hingham Institution for Savings	6.94	6.94	-	NA	7.57
LEGC	Legacy Bancorp, Inc.	12.72	11.62	9.72	NA	13.57
LSBX	LSB Corporation	7.69	7.69	-	NA	8.59
UBNK	United Financial Bancorp, Inc.	14.82	NA	NA	NA	15.46
WFD	Westfield Financial, Inc.	20.47	20.47	-	NA	21.10
	Average	12.45	11.85	3.07	10.85	13.24
	Median	12.39	10.11	-	10.85	13.37
	Maximum	20.47	20.47	17.87	13.14	21.10
	Minimum	6.13	6.13	-	8.56	6.41
FXCB	Fox Chase Bancorp, Inc. (MHC)	10.53	10.53	-	8.51	11.44
	Variance to the Comparable Median	(1.86)	0.42	-	(2.34)	(1.93)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to tangible assets ratio of 10.11% is inline with the Bank's ratio of 10.53%. The Bank's pro forma equity to assets ratio is projected to be 16.93% at the midpoint of the valuation range.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 33 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period Available					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
ABBC	Abington Bancorp, Inc.	3.66	32.07	4.13	23.89	1.17	15.83
BFED	Beacon Federal Bancorp, Inc.	1.87	100.38	1.53	16.17	1.88	90.90
CBNJ	Cape Bancorp, Inc.	4.01	41.39	3.45	29.22	1.49	36.00
ESSA	ESSA Bancorp, Inc.	1.66	50.87	0.92	5.21	0.90	65.39
HARL	Harleysville Savings Financial Corporation	0.17	259.95	0.10	1.66	0.45	259.95
HIFS	Hingham Institution for Savings	1.30	61.03	1.36	19.27	0.83	45.59
LEGC	Legacy Bancorp, Inc.	2.73	45.77	2.06	16.19	1.25	41.59
LSBX	LSB Corporation	0.62	217.08	0.24	3.30	1.34	358.58
UBNK	United Financial Bancorp, Inc.	1.49	58.51	1.22	8.21	0.87	52.23
WFD	Westfield Financial, Inc.	1.15	139.76	0.60	2.88	1.62	107.19
	Average	1.86	100.68	1.56	12.60	1.18	107.32
	Median	1.57	59.77	1.29	12.19	1.21	58.81
	Maximum	4.01	259.95	4.13	29.22	1.88	358.58
	Minimum	0.17	32.07	0.10	1.66	0.45	15.83
FXCB	Fox Chase Bancorp, Inc. (MHC)	4.62	35.73	2.87	27.28	1.65	31.44
	Variance to the Comparable Median	3.05	(24.04)	1.58	15.09	0.44	(27.37)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's NPA to asset ratio of 2.87% was above the Comparable Group NPA to asset ratio of 1.29%. The Bank's reserve level, 1.65% to total loans, is above the Comparable median of 1.21% of loans. The Bank's level of reserves to NPLs, at 35.73%, is below the Comparable Group median of 59.77%. The Bank's level of NPAs and NPLs increased substantially in the quarter ended December 31, 2009.

Positive	Neutral	Negative
Higher Pro forma Capital	Similar Capital	Higher NPLs and NPAs
Lower Borrowings to Assets		Lower ALLL to NPLs
Higher Deposits		Lower Loan to assets
Higher ALLL to Loans		

The Bank's asset mix is weaker than the Comparable Group's mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has similar tangible capital levels, but at the midpoint of the range will have higher tangible capital levels after the conversion. The higher pro forma capital levels will provide the ability for the Bank to grow earning assets. The Bank has a higher level of NPLs and NPAs and the increase came in the quarter ending December 31, 2009. The Bank has a higher level of reserves as a percentage of loans relative to the Comparable levels. The investment community is carefully scrutinizing asset quality. Taken collectively, a downward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased. Relative to the Comparable Group median, the Bank's asset, loan and deposit growth is significantly higher. The additional capital raised as part of the offering will provide the Bank with the opportunity to grow its balance sheet at a time when the industry is lacking capital.

FIGURE 34 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
ABBC	Abington Bancorp, Inc.	4.06	0.72	27.86
BFED	Beacon Federal Bancorp, Inc.	4.46	6.46	10.67
CBNJ	Cape Bancorp, Inc.	(2.96)	(1.31)	(3.01)
ESSA	ESSA Bancorp, Inc.	0.77	(2.06)	20.83
HARL	Harleysville Savings Financial Corporation	3.61	5.82	11.85
HIFS	Hingham Institution for Savings	15.05	9.06	20.22
LEGC	Legacy Bancorp, Inc.	(2.26)	(7.36)	2.73
LSBX	LSB Corporation	3.61	13.44	16.29
UBNK	United Financial Bancorp, Inc.	21.68	28.17	33.93
WFD	Westfield Financial, Inc.	6.58	(1.16)	10.07
	Average	5.46	5.18	15.14
	Median	3.84	3.27	14.07
	Maximum	21.68	28.17	33.93
	Minimum	(2.96)	(7.36)	(3.01)
FXCB	Fox Chase Bancorp, Inc. (MHC)	26.04	7.19	41.05
	Variance to the Comparable Median	22.20	3.92	26.98

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Asset, Loan and Deposit Growth		

An upward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Net income trended downward between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2009. The decline over this time period was primarily attributable to higher provision expenses. Net interest income and noninterest income increased between the twelve months ended December 31, 2008 and the twelve months ended December 31, 2009. This increase was offset by higher provision expense and higher noninterest expense for the same periods.

FIGURE 35 - NET INCOME CHART


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($1,000)
($2,000)
Net income (loss) ($ in thousands)
$5,960
$3,634
$1,930
$1,215
$(1,028)
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
For the twelve months ended,

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are below the Comparable Group medians. The Bank's higher capitalization and benefit plan expenses following the offering are expected to reduce return on equity for the near term. On a pro forma basis at the midpoint of the range, the Bank's core ROAA and core ROAE are -0.19% and -1.08%, respectively.

FIGURE 36 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
ABBC	Abington Bancorp, Inc.	(0.59)	(3.15)	(0.57)	(3.01)
BFED	Beacon Federal Bancorp, Inc.	0.34	3.70	0.48	5.31
CBNJ	Cape Bancorp, Inc.	(1.58)	(12.69)	(1.24)	(9.95)
ESSA	ESSA Bancorp, Inc.	0.54	3.00	0.54	3.00
HARL	Harleysville Savings Financial Corporation	0.54	8.99	0.57	9.50
HIFS	Hingham Institution for Savings	0.98	13.68	1.01	14.09
LEGC	Legacy Bancorp, Inc.	(0.87)	(6.58)	(0.19)	(1.40)
LSBX	LSB Corporation	0.70	8.07	0.55	6.26
UBNK	United Financial Bancorp, Inc.	0.41	2.48	0.60	3.69
WFD	Westfield Financial, Inc.	0.47	2.21	0.53	2.49
	Average	0.09	1.97	0.23	3.00
	Median	0.44	2.74	0.54	3.35
	Maximum	0.98	13.68	1.01	14.09
	Minimum	(1.58)	(12.69)	(1.24)	(9.95)
FXCB	Fox Chase Bancorp, Inc. (MHC)	(0.09)	(0.82)	(0.21)	(1.92)
	Variance to the Comparable Median	(0.53)	(3.56)	(0.75)	(5.27)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 37 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ABBC	Abington Bancorp, Inc.	4.85	2.47	2.38	2.78	(0.12)	1.86	77.00	78.12
BFED	Beacon Federal Bancorp, Inc.	5.46	2.97	2.49	2.79	0.50	1.74	53.92	45.40
CBNJ	Cape Bancorp, Inc.	5.36	2.03	3.34	3.58	0.51	2.57	65.23	59.89
ESSA	ESSA Bancorp, Inc.	5.15	2.70	2.45	2.94	0.56	2.44	68.77	62.60
HARL	Harleysville Savings Financial Corporation	4.97	NA	NA	2.08	0.23	1.43	62.29	57.92
HIFS	Hingham Institution for Savings	5.16	NA	NA	3.25	0.22	1.58	44.13	40.20
LEGC	Legacy Bancorp, Inc.	5.04	2.31	2.73	3.09	0.59	3.01	84.34	81.13
LSBX	LSB Corporation	5.29	NA	NA	2.62	0.23	1.69	61.10	57.54
UBNK	United Financial Bancorp, Inc.	5.20	NA	NA	3.50	0.64	2.72	68.67	62.63
WFD	Westfield Financial, Inc.	4.66	NA	NA	2.94	0.32	2.08	66.81	63.00
	Average	5.11	2.50	2.68	2.96	0.37	2.11	65.23	60.84
	Median	5.16	2.47	2.49	2.94	0.41	1.97	66.02	61.25
	Maximum	5.46	2.97	3.34	3.58	0.64	3.01	84.34	81.13
	Minimum	4.66	2.03	2.38	2.08	(0.12)	1.43	44.13	40.20
FXCB	Fox Chase Bancorp, Inc. (MHC)	4.67	2.92	1.74	2.16	0.14	1.81	79.90	76.82
	Variance to the Comparable Median	(0.49)	0.45	(0.75)	(0.78)	(0.27)	(0.16)	13.88	15.57

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The cost of funds and the net interest spread medians are less reliable due to the lack of five data points.

The Bank has a 78 basis point disadvantage in net margin and 27 basis point disadvantage in noninterest income as a percentage of average assets relative to the Comparable Group. This disadvantage was partially offset by a 16 basis point advantage in noninterest expense as a percentage of average assets.

The Bank's efficiency ratio of 79.90% is above the Comparable median of 66.02%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Conversion Proceeds can be Leveraged to Generate Addition Earnings		Lower Core ROAA and Lower Core ROAE
Lower Noninterest Expense		Lower Noninterest Income
		Lower Margin

The Bank's profitability is below the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is mixed compared to the Comparable Group as the Bank has a lower margin and lower noninterest income, but lower noninterest expense. The Bank's historical earnings have been trending downward. After the conversion, the Bank will have capital that can be leveraged to enhance future earnings. Taken collectively, a moderate downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 38 – MARKET AREA DATA

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2009 (Actual)	Population per Branch (Actual)	Population Change 2000-2009 (%)	Population Change 2009-2014 (%)	Median HH Income 2009 ($)	HH Income Change 2000-2009 (%)	HH Income Change 2009-2014 (%)	Unemployment December 2009 (%)
Abington Bancorp, Inc.	Montogomery, PA	228	609,081	2.10%	786,653	3,450	4.87%	1.85%	80,212	31.78%	5.01%	8.20%
Abington Bancorp, Inc.	Bucks, PA	169	86,463	0.70%	634,223	3,753	6.12%	2.22%	79,444	33.01%	4.95%	8.90%
Abington Bancorp, Inc.	Delaware, PA	119	16,168	0.18%	558,969	4,697	1.47%	0.10%	66,300	32.32%	5.25%	9.10%
Deposit Weighted Market Data				*1.89%*		*3,515*	*4.94%*	*1.86%*	*79,803*	*31.94%*	*5.01%*	*8.31%*
Beacon Federal Bancorp, Inc.	Onondaga, NY	124	332,953	4.54%	456,119	3,678	-0.48%	-0.66%	53,512	30.91%	8.72%	9.00%
Beacon Federal Bancorp, Inc.	Smith, TX	58	92,399	2.75%	202,787	3,496	16.07%	7.44%	46,999	26.09%	4.80%	6.20%
Beacon Federal Bancorp, Inc.	Middlesex, MA	308	67,181	0.20%	1,485,082	4,822	1.34%	0.61%	84,469	38.90%	6.08%	9.30%
Beacon Federal Bancorp, Inc.	Warren, TN	18	64,497	9.44%	39,847	2,214	4.10%	1.52%	38,963	26.59%	2.55%	15.30%
Beacon Federal Bancorp, Inc.	Oneida, NY	53	37,661	1.21%	233,392	4,404	-0.88%	-0.62%	47,038	31.01%	9.75%	7.90%
Beacon Federal Bancorp, Inc.	Rutherford, TN	62	21,368	0.77%	258,542	4,170	42.04%	17.95%	63,174	36.55%	6.35%	10.30%
Deposit Weighted Market Data				*3.98%*		*3,684*	*4.13%*	*1.57%*	*54,327*	*30.81%*	*7.18%*	*9.25%*
Cape Bancorp, Inc.	Atlantic, NJ	76	411,778	9.98%	279,172	3,673	10.54%	3.68%	55,982	27.26%	6.57%	13.40%
Cape Bancorp, Inc.	Cape May, NJ	57	335,236	13.78%	100,834	1,769	-1.46%	-0.88%	54,354	30.47%	7.34%	6.50%
Deposit Weighted Market Data				*11.69%*		*2,819*	*5.15%*	*1.63%*	*55,251*	*28.70%*	*6.92%*	*10.30%*
ESSA Bancorp, Inc.	Monroe, PA	51	369,240	18.49%	174,579	3,423	25.88%	9.97%	59,940	29.51%	0.44%	9.70%
ESSA Bancorp, Inc.	Northampton, PA	100	7,847	0.17%	300,620	3,006	12.56%	5.48%	60,207	33.14%	6.11%	8.80%
Deposit Weighted Market Data				*18.11%*		*3,414*	*25.60%*	*9.88%*	*59,946*	*29.59%*	*0.56%*	*9.68%*
Harleysville Savings Financial Corpoi	Montgomery, PA	235	446,454	1.54%	786,653	3,347	4.87%	1.85%	80,212	31.78%	5.01%	8.20%
Deposit Weighted Market Data				*1.54%*		*3,347*	*4.87%*	*1.85%*	*80,212*	*31.78%*	*5.01%*	*8.20%*
Hingham Institution for Savings	Plymouth, MA	127	366,836	5.83%	498,968	3,929	5.53%	1.84%	76,101	36.76%	6.59%	11.60%
Hingham Institution for Savings	Norfolk, MA	161	90,148	0.58%	661,665	4,110	1.75%	0.49%	88,399	39.52%	6.37%	8.90%
Hingham Institution for Savings	Suffolk, MA	164	12,715	0.02%	695,403	4,240	0.81%	0.61%	53,416	35.68%	6.47%	13.30%
Deposit Weighted Market Data				*4.67%*		*3,972*	*4.68%*	*1.55%*	*77,847*	*37.26%*	*6.54%*	*11.13%*
Legacy Bancorp, Inc.	Berkshire, MA	56	522,948	18.24%	130,714	2,334	-3.14%	-2.36%	50,638	29.77%	6.56%	9.90%
Legacy Bancorp, Inc.	Greene, NY	25	36,839	4.28%	50,332	2,013	4.43%	1.24%	46,233	26.31%	4.87%	7.30%
Legacy Bancorp, Inc.	Washington, NY	18	20,906	3.46%	63,809	3,545	4.53%	1.81%	47,455	25.19%	4.55%	7.00%
Legacy Bancorp, Inc.	Hampshire, MA	49	20,595	0.71%	154,109	3,145	1.22%	0.11%	62,790	36.11%	5.36%	8.70%
Legacy Bancorp, Inc.	Schoharie, NY	12	11,404	3.03%	32,034	2,670	1.43%	0.31%	45,764	25.21%	5.59%	8.40%
Deposit Weighted Market Data				*15.65%*		*2,148*	*-2.61%*	*-2.00%*	*46,183*	*27.09%*	*5.88%*	*8.90%*
LSB Corporation	Essex, MA	173	346,942	2.19%	744,480	4,303	2.91%	0.62%	69,858	34.96%	6.80%	10.20%
LSB Corporation	Rockingham, NH	79	26,099	0.60%	302,476	3,829	9.06%	3.08%	75,903	30.27%	5.61%	6.40%
Deposit Weighted Market Data				*2.08%*		*4,270*	*3.34%*	*0.79%*	*70,281*	*34.63%*	*6.72%*	*9.93%*
United Financial Bancorp, Inc.	Hampden, MA	126	791,195	10.16%	459,791	3,649	0.78%	-0.39%	50,540	27.24%	7.01%	12.00%
United Financial Bancorp, Inc.	Worcester, MA	133	217,739	2.16%	794,206	5,971	5.76%	1.83%	62,731	31.03%	5.37%	9.90%
United Financial Bancorp, Inc.	Hampshire, MA	50	38,539	1.34%	154,109	3,082	1.22%	0.11%	62,790	36.11%	5.36%	8.70%
Deposit Weighted Market Data				*8.17%*		*4,111*	*1.83%*	*0.09%*	*53,525*	*28.35%*	*6.61%*	*11.44%*
Westfield Financial, Inc.	Hampden, MA	126	587,284	7.54%	459,791	3,649	0.78%	-0.39%	50,540	27.24%	7.01%	12.00%
Deposit Weighted Market Data				*7.54%*		*3,649*	*0.78%*	*-0.39%*	*50,540*	*27.24%*	*7.01%*	*0.12*
Comparable Median				**6.10%**		**3,582**	**4.40%**	**1.56%**	**57,598**	**30.20%**	**6.58%**	**9.81%**
Fox Chase Bancorp, Inc. (MHC)	Philadelphia, PA	228	260,515	0.58%	1,452,449	6,370	-4.29%	-2.68%	41,408	34.52%	9.65%	17.20%
Fox Chase Bancorp, Inc. (MHC)	Bucks, PA	167	144,990	1.17%	634,223	3,798	6.12%	2.22%	79,444	33.01%	4.95%	8.90%
Fox Chase Bancorp, Inc. (MHC)	Montgomery, PA	230	118,835	0.41%	786,653	3,420	4.87%	1.85%	80,212	31.78%	5.01%	8.20%
Fox Chase Bancorp, Inc. (MHC)	Atlantic, NJ	77	38,706	0.94%	279,172	3,626	10.54%	3.68%	55,982	27.26%	6.57%	13.40%
Fox Chase Bancorp, Inc. (MHC)	Cape May, NJ	59	23,127	0.95%	100,834	1,709	-1.46%	-0.88%	54,354	30.47%	7.34%	6.50%
Fox Chase Bancorp, Inc. (MHC)	Chester, PA	134	13,604	0.15%	499,763	3,730	15.29%	6.64%	87,308	34.66%	7.36%	7.20%
Fox Chase Bancorp, Inc. (MHC)	Delaware, PA	119	3,827	0.04%	558,969	4,697	1.47%	0.10%	66,300	32.32%	5.25%	9.10%
Deposit Weighted Market Data		**1014**	**603,604**	**0.71%**		**4,747**	**1.55%**	**0.09%**	**60,807**	**32.99%**	**7.24%**	**12.50%**
Pennsylvania		5,807			**12,598,860**	**2,170**	**2.59%**	**0.80%**	**53,225**	**32.70%**	**4.87%**	**9.50%**
New Jersey		3,750			**8,834,947**	**2,356**	**5.00%**	**1.67%**	**72,809**	**32.18%**	**5.61%**	**11.20%**
National		99,546			**309,731,508**	**3,111**	**10.06%**	**4.63%**	**54,719**	**29.78%**	**4.06%**	**10.60%**

Sources: SNL Securities

The Bank's population per branch in its market area is higher than the Comparable Group median as well as Pennsylvania, New Jersey and national statistics. Historical population growth was higher for the state and national figures as well as the Comparable median compared to the Bank's market area's population growth. Projected population growth for the Bank's market area is projected to be below all other benchmarks. The Bank's market area median household income was above the Comparable Group median and Pennsylvania State and national figures, but below the New Jersey State median. Household income in the Bank's market area is projected to outpace household income growth of the Comparable Group median as well as the state and national figures. The Bank's market area unemployment percentage was above all other benchmarks, primarily driven by the relatively high unemployment rate in the Philadelphia, Pennsylvania marketplace. Due to the various strengths and weaknesses of the Bank's market area, no adjustment was given.

Positive	Neutral	Negative
Population Per Branch		Actual and Projected Population Growth
Higher Median HH Income		Unemployment Rate
Higher Projected Median HH Income Growth		

CASH DIVIDENDS

The industry has typically not disclosed dividend policies concurrent with conversion. Recently, a number of financial institutions have cut dividend rates in an effort to conserve capital.

FIGURE 39 - DIVIDEND DATA

Ticker	Short Name	Dividends: Current Dividend Yield (%)	Dividends: LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
ABBC	Abington Bancorp, Inc.	2.12	NM
BFED	Beacon Federal Bancorp, Inc.	2.35	37.04
CBNJ	Cape Bancorp, Inc.	-	-
ESSA	ESSA Bancorp, Inc.	1.53	45.24
HARL	Harleysville Savings Financial Corporation	5.08	61.29
HIFS	Hingham Institution for Savings	2.56	26.81
LEGC	Legacy Bancorp, Inc.	2.10	NM
LSBX	LSB Corporation	2.70	25.74
UBNK	United Financial Bancorp, Inc.	1.92	77.78
WFD	Westfield Financial, Inc.	2.16	263.16
	Average	2.25	67.13
	Median	2.14	41.14
	Maximum	5.08	263.16
	Minimum	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

All but one of the Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 41.14%, ranging from a high of 263.16% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have a tangible equity to tangible assets ratio of 16.90%. The Bank will have adequate capital to pay cash dividends, but may not have sufficient earnings.

As such, no adjustment is warranted for this factor. The earning adjustment was made previously.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 40 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	**Short Name**	**Market Value ($)**	**Stock Price ($)**	**Price High ($)**	**Price Low ($)**	**Book Value ($)**	**Tangible Book Value ($)**
	Comparable Thrift Data						
ABBC	Abington Bancorp, Inc.	197.00	9.45	9.63	7.05	10.18	10.18
BFED	Beacon Federal Bancorp, Inc.	55.70	8.52	9.25	8.14	15.48	15.48
CBNJ	Cape Bancorp, Inc.	95.20	7.15	8.15	6.00	9.71	7.97
ESSA	ESSA Bancorp, Inc.	180.20	13.09	13.52	11.32	13.01	13.01
HARL	Harleysville Savings Financial Corporation	54.80	14.96	14.96	13.06	14.12	14.12
HIFS	Hingham Institution for Savings	76.50	36.00	37.99	31.26	31.56	31.56
LEGC	Legacy Bancorp, Inc.	83.20	9.54	9.88	8.94	13.80	12.40
LSBX	LSB Corporation	60.20	13.35	14.00	10.72	13.77	13.77
UBNK	United Financial Bancorp, Inc.	244.10	14.58	15.16	12.72	13.39	12.93
WFD	Westfield Financial, Inc.	273.40	9.24	10.37	7.99	8.30	8.30
	Average	132.03	13.59	14.29	11.72	14.33	13.97
	Median	89.20	11.32	11.95	9.83	13.58	12.97
	Maximum	273.40	36.00	37.99	31.26	31.56	31.56
	Minimum	54.80	7.15	8.15	6.00	8.30	7.97
FXCB	Fox Chase Bancorp, Inc. (MHC)	154.50	11.35	12.00	8.55	9.20	9.20
	Variance to the Comparable Median	65.30	0.03	0.05	(1.28)	(4.38)	(3.77)

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $54.8 million to a high of $273.4 million with a median market capitalization of $89.2 million. The Bank expects to have $170.3 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted as both the Bank and the Comparables are expected to be liquidly traded.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. It is expected that industry regulation will increase as a result of the current crisis and there is a lack of clarity to the resulting regulatory framework. Both the Bank and the Comparable Group are expected to operate in substantially the same regulatory environment.

No adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The current team has considerable banking experience and has held similar positions in other financial institutions. The Bank's organizational chart is reasonable for an institution of its size and complexity.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

There have been four second step conversions since January 1, 2008. The median price to tangible book value of these conversions was 73.1%. Northwest's price to pro forma tangible book value was above the others and is partially attributable to the size of the institution. Eagle completed its second step earlier this month at 81.2% of tangible book.

FIGURE 41 - SECOND STEP CONVERSIONS (SINCE 1/1/08) PRO FORMA DATA

					Price to Pro Forma		
Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	EPS (%)	Book Value (%)	Tangible Book Value (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	$ 15,677	$ 10.00	NM	61.8	65.0
NWBI	Northwest Bancshares, Inc.	12/18/2009	603,041	10.00	24.8	89.0	103.8
OSHC	Ocean Shore Holding Co.	12/21/2009	26,868	8.00	17.3	63.0	63.0
EBMTD	Eagle Bancorp Montana, Inc.	4/5/2010	19,856	10.00	12.3	81.2	81.2
			Average		**18.1**	**73.8**	**78.3**
			Median		**17.3**	**72.1**	**73.1**

Source: SNL Securities

There was a first day "pop" for 2009 year-to-date and 2008 full year transactions. The median price change after 1 day was 8.95%. All four second step conversions are currently trading above their IPO price.

FIGURE 42 - CONVERSIONS PRICE APPRECIATION

			Percentage Change in Price				
Ticker	Name	IPO Date	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	10.40	14.90	13.50	4.00	4.80
NWBI	Northwest Bancshares, Inc.	12/18/2009	13.50	13.00	14.00	18.00	26.30
OSHC	Ocean Shore Holding Co.	12/21/2009	7.50	11.88	13.13	36.25	43.00
EBMTD	Eagle Bancorp Montana, Inc.	4/5/2010	5.50	5.00	NA	NA	4.40
		Average	**9.23**	**11.20**	**13.54**	**19.42**	**11.25**
		Median	**8.95**	**12.44**	**13.50**	**18.00**	**10.96**

Source: SNL Securities

No adjustment is given for subscription interest.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Downward
Balance Sheet Growth	Upward
Earnings Quality, Predictability and Growth	Moderate Downward
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	No Adjustment

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 11.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all publicly traded thrifts and the recent and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are skewed by credit costs. As such, this approach was given limited consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion is estimated to be $171,181,280. Based upon a range below and above the midpoint value, the respective values are $145,504,090 at the minimum and $196,858,470 at the maximum respectively. At the super maximum of the range, the offering value would be $226,387,240.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 43 - VALUE RANGE

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	17,118,128	$	10.00	$	171,181,280
Range:					
- Minimum	14,550,409	$	10.00		145,504,090
- Maximum	19,685,847		10.00		196,858,470
- Super Maximum	22,638,724		10.00		226,387,240

Source: FinPro Inc. Pro forma Model

FIGURE 44 – APPRAISED VALUE

The appraised value of the institution resulted in an exchange value per minority share that ranges from $10.69 per share at the minimum to $16.64 per share at the super maximum, with an exchange value per share of $12.58 at the midpoint.

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	14,550,409	17,118,128	19,685,847	22,638,724
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 145,504,090	$ 171,181,280	$ 196,858,470	$ 226,387,240
Exchange Shares	5,837,909	6,868,128	7,898,347	9,083,099
Exchange Percent	40.12%	40.12%	40.12%	40.12%
Conversion Shares	8,712,500	10,250,000	11,787,500	13,555,625
Conversion Percent	59.88%	59.88%	59.88%	59.88%
Gross Proceeds	$ 87,125,000	$ 102,500,000	$ 117,875,000	$ 135,556,250
Exchange Value	$ 58,379,090	$ 68,681,280	$ 78,983,470	$ 90,830,990
Exchange Ratio	1.0692	1.2578	1.4465	1.6635
Exchange Value per Minority Share	$ 10.69	$ 12.58	$ 14.47	$ 16.64
Fully Converted Tangible Book to Minority Share	$ 14.72	$ 15.74	$ 16.75	$ 17.92

FIGURE 45 –CONVERSION OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	Nati Mean
Price-Core Earnings Ratio P/E	Min	-58.82					
	Mid	-71.43	21.50	18.30	17.29	12.30	23.46
	Max	-83.33					
	Smax	-90.91					
Price-to-Book Ratio P/B	Min	72.62%					
	Mid	79.94%	92.83%	98.80%	91.97%	96.00%	81.02%
	Max	86.36%					
	Smax	92.85%					
Price-to-Tangible Book Ratio P/TB	Min	72.62%					
	Mid	79.94%	95.61%	98.80%	99.34%	99.20%	89.23%
	Max	86.36%					
	Smax	92.85%					
Price-to-Assets Ratio P/A	Min	11.64%					
	Mid	13.54%	11.68%	8.83%	9.65%	8.87%	8.80%
	Max	15.40%					
	Smax	17.50%					

Source: FinPro Calculations

FIGURE 46 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Eamings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	(142.86)	(66.67)	79.94%	79.94%	13.54%
Comparable Group Median	15.80	18.30	98.80%	98.80%	8.83%
(Discount) Premium	-1004.18%	-464.32%	-19.09%	-19.09%	53.34%

Source: SNL data, FinPro Calculations

As Figure 46 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a 19.09% discount to the Comparable Group.

FIGURE 47 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Eamings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	(166.67)	(83.33)	92.85%	92.85%	17.50%
Comparable Group Median	15.80	18.30	98.80%	98.80%	8.83%
(Discount) Premium	-1154.87%	-555.36%	-6.02%	-6.02%	98.19%

Source: SNL data, FinPro Calculations

As Figure 47 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a 6.02% discount to the Comparable Group.

FIGURE 48 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Eamings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) Full Conversion	(142.86)	(58.82)	72.62%	72.62%	11.64%
Comparable Group Median	(166.67)	(83.33)	92.85%	92.85%	17.50%
(Discount) Premium	-14.29%	-29.41%	-21.79%	-21.79%	-33.49%

Source: SNL data, FinPro Calculations

As Figure 48 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a 21.79% discount to the Comparable Group.

COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

FIGURE 49 - COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

As Figure 49 demonstrates, the Bank's offering price to tangible book value per share range is inbetween the high end and low end of the pending second step conversion comparable tangible book basis. The Bank is priced between 72.62% and 92.85% of tangible book value per share.

Ticker	Institution	State	Type	Gross Proceeds ($)	Price/ TBVS Range (%)
ORIT	Oritani Financial Corp	NJ	Second Step	$ 515,775	82.44 - 98.52
FFCO	FedFirst Financial Corp.	PA	Second Step	29,756.00	57.67 - 76.69
ONFC	Oneida Financial Corp.	NY	Second Step	41,659.00	89.49 -112.04
JXSB	Jacksonville Bancorp	IL	Second Step	15,539.00	58.28 - 77.88
VPFG	ViewPoint Financial Group	TX	Second Step	264,500.00	86.00 -108.70
COBK	Colonial Financial Services	NJ	Second Step	35,708.00	64.68 - 85.76
FXCB	Fox Chase Bancorp, Inc. (MHC)	PA	Second Step	$ 129,663	72.62 - 92.85

Source: SNL Securities, FinPro calculations
*Offering data is presented at the supermax for all deal; Price/Tangible Book Range presents values at the minimum and supermax

COMPARISON OF THE EXCHANGE VALUE AND STOCK PRICE

FIGURE 50 – COMPARISON OF THE EXCHANGE VALUE PER MINORITY SHARE AND STOCK PRICE



$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
Price ($)
March-09
April-09
May-09
June-09
July-09
August-09
September-09
October-09
November-09
December-09
January-10
February-10
March-10
April-10
FXCB Stock Price
Minimum
Midpoint
Maximum
SuperMaximum

Source: SNL data, FinPro Calculations

As Figure 50 demonstrates, the Bank's stock price is currently between the minimum and the midpoint of the range.

VALUATION CONCLUSION

We believe that the discount on a tangible book basis at the midpoint is appropriate relative to the Comparable Group. The resulting pro forma multiples are inline with other pending offerings.

It is, therefore, FinPro's opinion that as of April 29, 2010, the estimated pro forma market value of the Bank in a full offering was $171,181,280 at the midpoint of a range with a minimum of $145,504,090 to a maximum of $196,858,470 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $226,387,240.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.



Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2 – Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and due from banks	$ 44	$ 642
Interest-earning demand deposits in other banks	65,374	3,302
Total cash and cash equivalents	65,418	3,944
Investment securities available-for-sale	19,548	25,041
Mortgage related securities available-for-sale	402,919	269,682
Loans, net of allowance for loan losses of $10,605 at December 31, 2009 and $6,260 at December 31, 2008	631,296	588,975
Federal Home Loan Bank stock, at cost	10,435	9,707
Assets acquired through foreclosure	4,052	-
Bank-owned life insurance	12,667	12,214
Premises and equipment	11,137	11,748
Real estate held for investment	1,730	1,957
Accrued interest receivable	4,467	3,721
Mortgage servicing rights, net	683	827
Deferred tax asset, net	1,467	1,869
Other assets	7,999	1,585
Total Assets	$ 1,173,818	$ 931,270
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 858,277	$ 608,472
Federal Home Loan Bank advances	137,165	146,379
Other borrowed funds	50,000	50,000
Advances from borrowers for taxes and insurance	2,119	2,589
Accrued interest payable	696	727
Accrued expenses and other liabilities	1,927	1,883
Total Liabilities	1,050,184	810,050
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2008)	-	-
Common stock ($.01 par value; 35,000,000 shares authorized, 14,679,750 shares issued and 13,609,187 shares outstanding at December 31, 2009 and 14,679,750 shares issued and 14,066,559 shares outstanding at December 31, 2008)	147	147
Additional paid-in capital	64,016	63,516
Treasury stock, at cost (1,070,563 shares at December 31, 2009 and 613,191 shares at December 31, 2008)	(11,814)	(7,293)
Common stock acquired by benefit plans	(6,862)	(7,819)
Retained earnings	71,604	72,664
Accumulated other comprehensive income, net	6,543	5
Total Stockholders' Equity	123,634	121,220
Total Liabilities and Stockholders' Equity	$ 1,173,818	$ 931,270

Exhibit 3 – Consolidated Statements Of Income
(in thousands, except per share data)

	Years Ended December 31,		
	2009	2008	2007
INTEREST INCOME			
Interest and fees on loans	$ 34,693	$ 31,008	$ 25,361
Interest on money market funds	183	536	40
Interest on mortgage related securities available-for-sale	14,654	12,356	7,329
Interest on investment securities available-for-sale			
Taxable	763	994	2,987
Nontaxable	482	613	924
Dividend income	1	246	249
Other interest income	622	131	4,167
Total Interest Income	51,398	45,884	41,057
INTEREST EXPENSE			
Deposits	20,589	18,463	20,526
Federal Home Loan Bank advances	5,311	4,635	1,642
Other borrowed funds	1,735	963	82
Total Interest Expense	27,635	24,061	22,250
Net Interest Income	23,763	21,823	18,807
Provision for loan losses	9,052	2,900	425
Net Interest Income after Provision for Loan Losses	14,711	18,923	18,382
NONINTEREST INCOME			
Service charges and other fee income	918	748	842
Net gain on sale of loans	3	10	78
Net gain on sale of premises and equipment	-	-	970
Impairment loss on real estate held for investment	(150)	-	-
Income on bank-owned life insurance	453	452	438
Other	319	77	199
Total other-than-temporary impairment loss	(605)	-	-
Less: Portion of loss recognized in other comprehensive income (before taxes)	448	-	-
Net other-than-temporary impairment loss	(157)	-	-
Net gains on sale of investment securities	2,381	118	169
Net investment securities gains	2,224	118	169
Total Noninterest Income	3,767	1,405	2.696
NONINTEREST EXPENSE			
Salaries, benefits and other compensation	11,503	11,313	9,949
Occupancy expense	1,825	1,879	1,828
Furniture and equipment expense	724	899	940
Data processing costs	1,518	1,610	1,537
Professional fees	1,107	1,124	1,846
Marketing expense	346	463	645
FDIC premiums	1,795	176	84
Other	1,515	1,484	1,859
Total Noninterest Expense	20,333	18,948	18,688
(Loss) Income Before Income Taxes	(1,855)	1,380	2,390
Income tax (benefit) provision	(827)	165	460
Net (Loss) Income	$ (1,028)	$ 1,215	$ 1,930
(Loss) earnings per share:			
Basic	$ (0.08)	$ 0.09	$ 0.14
Diluted	$ (0.08)	$ 0.09	$ 0.14

Exhibit 4 – Consolidated Statements Of Changes In Equity (In Thousands)

	Common Stock	Additional Paid in Capital	Treasury Stock	Common Stock Acquired by Benefit Plans	Retained Earnings	Accumulated Other Comprehensive Income, net	Total Equity
BALANCE - DECEMBER 31, 2006	$ 147	$ 62,365	$ -	$ (5,371)	$ 69,545	$ (1,041)	$ 125,645
Purchase of treasury stock			(3,924)				(3,924)
Purchase common stock held in trust				(3,745)			(3,745)
Stock based compensation expense		271					271
Unallocated ESOP shares committed to employees		114		384			498
Shares allocated in long-term incentive plan		159					159
Net income					1,930		1,930
Other comprehensive income						1,537	1,537
BALANCE - DECEMBER 31, 2007	$ 147	$ 62,909	$ (3,924)	$ (8,732)	$ 71,475	$ 496	$ 122,371
Purchase of treasury stock			(3,369)				(3,369)
Stock based compensation expense		950					950
Issuance of stock for vested equity awards awards		(503)		529	(26)		-
Unallocated ESOP shares committed to employees		56		384			440
Shares allocated in long-term incentive plan		104					104
Net income					1,215		1,215
Other comprehensive income						(491)	(491)
BALANCE - DECEMBER 31, 2008	$ 147	$ 63,516	$ (7,293)	$ (7,819)	$ 72,664	$ 5	$ 121,220
Purchase of treasury stock			(4,521)				(4,521)
Stock based compensation expense		961					961
Issuance of stock for vested equity awards		(542)		574	(32)		-
Unallocated ESOP shares committed to employees		(8)		383			375
Shares allocated in long-term incentive plan		89					89
Net loss					(1,028)		(1,028)
Other comprehensive income						6,538	6,538
BALANCE - DECEMBER 31, 2009	$ 147	$ 64,016	$ (11,814)	$ (6,862)	$ 71,604	$ 6,543	$ 123,634

Exhibit 5 – Consolidated Statements Of Cash Flows (In Thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash Flows From Operating Activities			
Net income	$ (1,028)	$ 1,215	$ 1,930
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	9,052	2,900	425
Depreciation	828	981	1,024
Net amortization of securities premiums and discounts	3,034	804	231
Benefit for deferred income taxes	(3,138)	(1,159)	(141)
Stock benefit plans	1,425	1,494	928
Pension plan settlement	-	137	-
Origination of loans held for sale	(585)	(3,197)	(6,764)
Proceeds from sales of loans held for sale	578	3,193	7,988
Net gain on sales of loans and loans held for sale	(3)	(10)	(78)
Net gain on sale of premises and equipment	-	-	(970)
Net gain on sales of securities	(2,381)	(118)	(169)
Other-than-temporary impairment loss on investments	157	-	-
Impairment loss on real estate held for investment	150	-	-
Earnings on investment in bank-owned life insurance	(453)	(452)	(438)
Decrease in mortgage servicing rights	144	239	111
Increase (decrease) in accrued interest receivable and other assets	(6,079)	(521)	626
Increase (decrease) in accrued interest payable, accrued expenses and other liabilities	13	(1)	79
Net Cash Provided by Operating Activities	1,714	5,505	4,782
Cash Flows from Investing Activities			
Equity investment in unconsolidated entity	(630)	-	(300)
Investment securities - available for sale:			
Purchases	(19,184)	(18,488)	(96,264)
Proceeds from sales	14,482	72,398	36,268
Proceeds from maturities, calls and principal repayments	12,500	11,495	39,677
Mortgage related securities – available for sale:			
Purchases	(294,289)	(144,815)	(91,720)
Proceeds from sales	63,049	22,051	-
Proceeds from maturities, calls and principal repayments	104,524	57,398	46,451
Net increase in loans	(55,297)	(125,505)	(59,779)
Purchases of loan participations	(127)	(19,335)	(32,064)
Net increase in Federal Home Loan Bank stock	(728)	(3,832)	(1,453)
Increase in other investments	-	(120)	-
Deposit on real estate held for investment	77		51
Purchases of premises and equipment	(217)	(231)	(2,660)
Proceeds from sales of premises and equipment and assets acquired through foreclosure	-	11	2,376
Net Cash Used by Investing Activities	(175,840)	(148,973)	(159,417)
Cash Flows from Financing Activities			
Net increase in deposits	249,805	22,912	(10,974)
Decrease in advances from borrowers for taxes and insurance	(470)	215	112
Federal Home Loan Bank advances	-	70,000	50,000
Principal payments on Federal Home Loan Bank advances	(9,214)	(3,621)	-
Other borrowings	-	30,000	20,000
Acquisition of stock for equity incentive plan	-	-	(3,745)
Purchase of treasury stock	(4,521)	(3,369)	(3,924)
Net Cash Provided by Financing Activities	235,600	116,137	51,469
Net Increase (Decrease) in Cash and Cash Equivalents	61,474	(27,331)	(103,166)

Cash and Cash Equivalents – Beginning	3,944	31,275	134,441
Cash and Cash Equivalents – Ending	$ 65,418	$ 3,944	$ 31,275
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 27,666	$ 23,828	$ 22,287
Income taxes paid	$ 2,481	$ 916	$ 319
Transfers of loans to assets acquired through foreclosure	$ 4,052	$ -	$ -
Net charge-offs	$ 4,707	$ 16	$ (2)

Exhibit 6
Income Reconciliation of TFR to Consolidated Statements

Description		Net Income ($ in 000's)
3/31/2009 TFR	(3 months)	$ (2,411)
6/30/2009 TFR	(3 months)	546
9/30/2009 TFR	(3 months)	319
12/31/2009 TFR	(3 months)	623
Net Income for 12 Months Ended 12/31/2009		(923)
Consolidated net income for 12 months ended 12/31/2009		(1,028)
Variance		105
Adjustments		
Interest on deposits with banks		234
Interest on ESOP loan		395
Other expenses		(789)
Income tax (benefit) expense		54
Total Adjustments		(106)
Variance - Rounding		$ (1)

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
The following 109 institutions were eliminated - Listed on OTC or Pink Sheets - 147 Remain							
AJS Bancorp, Inc. (MHC)	OTCBB	12/27/2001	No	MW	IL	237,346	1,227,544
Alamogordo Financial Corp. (MHC)	OTCBB	05/16/2000	No	SW	NM	174,575	918,000
Alaska Pacific Bancshares, Inc.	OTCBB	07/01/1999	No	WE	AK	180,559	NA
Allied First Bancorp, Inc.	OTCBB	12/31/2001	No	MW	IL	165,262	NA
AMB Financial Corp.	OTCBB	04/01/1996	No	MW	IN	187,767	NA
American Bank Holdings, Inc.	OTCBB	NA	No	MA	MD	565,587	NA
Auburn Bancorp, Inc. (MHC)	OTCBB	08/18/2008	No	NE	ME	75,219	276,806
Ben Franklin Financial, Inc. (MHC)	OTCBB	10/19/2006	No	MW	IL	121,936	1,091,062
Blue River Bancshares, Inc.	OTCBB	06/23/1998	No	MW	IN	265,339	NA
BV Financial, Inc. (MHC)	OTCBB	01/14/2005	No	MA	MD	159,265	1,454,750
CCSB Financial Corp.	OTCBB	01/09/2003	No	MW	MO	99,055	NA
Charter Financial Corporation (MHC)	OTCBB	10/17/2001	No	SE	GA	944,723	15,857,924
CKF Bancorp, Inc.	OTCBB	01/04/1995	No	MW	KY	131,630	NA
Cullman Bancorp, Inc. (MHC)	OTCBB	10/09/2009	No	SE	AL	221,608	NA
Delanco Bancorp, Inc. (MHC)	OTCBB	04/02/2007	No	MA	NJ	138,986	899,099
DSA Financial Corporation	OTCBB	07/30/2004	No	MW	IN	122,124	NA
Eagle Bancorp (MHC)	OTCBB	04/05/2000	No	WE	MT	306,108	648,493
East Texas Financial Services, Inc.	OTCBB	01/10/1995	Yes	SW	TX	243,413	NA
Equitable Financial Corp. (MHC)	OTCBB	11/09/2005	No	MW	NE	200,386	1,813,630
Eureka Financial Corporation (MHC)	OTCBB	01/07/1999	No	MA	PA	116,114	730,239
FFW Corporation	OTCBB	04/05/1993	No	MW	IN	341,032	NA
First Bancorp of Indiana, Inc.	OTCBB	04/07/1999	No	MW	IN	349,131	NA
First Independence Corporation	OTCBB	10/08/1993	No	MW	KS	200,625	NA
First Niles Financial, Inc.	OTCBB	10/27/1998	No	MW	OH	103,460	NA
Flatbush Federal Bancorp, Inc. (MHC)	OTCBB	10/21/2003	No	MA	NY	155,979	1,484,208
FSB Community Bankshares, Inc. (MHC)	OTCBB	08/15/2007	No	MA	NY	214,443	946,050
Georgetown Bancorp, Inc. (MHC)	OTCBB	01/06/2005	No	NE	MA	199,327	1,527,487
Gouverneur Bancorp, Inc. (MHC)	OTCBB	03/23/1999	No	MA	NY	144,900	1,311,222
Great American Bancorp, Inc.	OTCBB	06/30/1995	No	MW	IL	149,539	NA
Greenville Federal Financial Corporation (MHC)	OTCBB	01/05/2006	No	MW	OH	123,752	1,264,126
Harrington West Financial Group, Inc.	OTCBB	11/05/2002	No	WE	CA	1,057,509	NA
Hibernia Homestead Bancorp, Inc.	OTCBB	01/28/2009	No	SW	LA	66,503	NA
Home City Financial Corporation	OTCBB	12/30/1996	No	MW	OH	145,461	NA
Home Federal Bancorp, Inc. of Louisiana (MHC)	OTCBB	01/21/2005	No	SW	LA	172,242	2,135,375
Home Financial Bancorp	OTCBB	07/02/1996	No	MW	IN	71,439	NA
Home Loan Financial Corporation	OTCBB	03/26/1998	No	MW	OH	161,645	NA
Hometown Bancorp, Inc. (MHC)	OTCBB	06/29/2007	No	MA	NY	156,267	1,309,275

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
KS Bancorp, Inc.	OTCBB	12/30/1993	No	SE	NC	348,828	NA
Lincoln Park Bancorp (MHC)	OTCBB	12/20/2004	No	MA	NJ	148,000	999,810
Little Bank, Inc.	OTCBB	NA	No	SE	NC	303,597	NA
Logansport Financial Corp.	OTCBB	06/14/1995	No	MW	IN	162,229	NA
MainStreet Financial Corporation (MHC)	OTCBB	12/27/2006	No	MW	MI	104,183	400,716
Malaga Financial Corporation	OTCBB	NA	No	WE	CA	811,000	NA
Midland Capital Holdings Corporation	OTCBB	06/30/1993	No	MW	IL	117,324	NA
Mid-Southern Savings Bank, FSB (MHC)	OTCBB	04/09/1998	No	MW	IN	189,644	1,040,750
Minden Bancorp, Inc. (MHC)	OTCBB	07/02/2002	No	SW	LA	190,912	800,112
Monadnock Bancorp, Inc.	OTCBB	06/29/2006	No	NE	NH	118,490	NA
Mutual Federal Bancorp, Inc. (MHC)	OTCBB	04/06/2006	No	MW	IL	69,274	2,545,813
North Penn Bancorp, Inc.	OTCBB	10/02/2007	No	MA	PA	151,478	NA
Northeast Indiana Bancorp, Inc.	OTCBB	06/28/1995	No	MW	IN	252,724	NA
NorthWest Indiana Bancorp	OTCBB	NA	No	MW	IN	661,806	NA
Ottawa Savings Bancorp, Inc. (MHC)	OTCBB	07/15/2005	No	MW	IL	201,685	1,223,701
Patriot Federal Bank	OTCBB	12/31/2005	No	MA	NY	71,247	NA
Peoples-Sidney Financial Corporation	OTCBB	04/28/1997	No	MW	OH	135,562	NA
Perpetual Federal Savings Bank	OTCBB	04/19/1991	No	MW	OH	353,848	NA
Polonia Bancorp (MHC)	OTCBB	01/16/2007	No	MA	PA	220,599	1,818,437
Quaint Oak Bancorp, Inc.	OTCBB	07/05/2007	No	MA	PA	93,937	NA
RMG Capital Corporation	OTCBB	NA	No	WE	CA	734,986	NA
Roebling Financial Corp, Inc.	OTCBB	10/01/2004	No	MA	NJ	170,014	NA
Royal Financial, Inc.	OTCBB	01/21/2005	No	MW	IL	90,764	NA
San Luis Trust Bank, FSB	OTCBB	NA	No	WE	CA	332,321	NA
Security Federal Corporation	OTCBB	10/30/1987	No	SE	SC	979,496	NA
Sound Financial, Inc. (MHC)	OTCBB	01/09/2008	No	WE	WA	337,061	1,621,435
South Street Financial Corp.	OTCBB	10/03/1996	No	SE	NC	302,072	NA
SouthFirst Bancshares, Inc.	OTCBB	02/14/1995	No	SE	AL	130,033	NA
St. Joseph Bancorp, Inc.	OTCBB	02/02/2009	No	MW	MO	23,363	NA
Sturgis Bancorp, Inc.	OTCBB	11/10/1988	No	MW	MI	369,921	NA
Sugar Creek Financial Corp. (MHC)	OTCBB	04/04/2007	No	MW	IL	86,795	498,784
Third Century Bancorp	OTCBB	06/30/2004	No	MW	IN	128,820	NA
United Tennessee Bankshares, Inc.	OTCBB	01/05/1998	No	SE	TN	149,282	NA
Versailles Financial Corporation	OTCBB	01/11/2010	No	MW	OH	44,952	NA
Wake Forest Bancshares, Inc. (MHC)	OTCBB	04/03/1996	No	SE	NC	111,600	635,000
Wawel Savings Bank (MHC)	OTCBB	04/01/2004	No	MA	NJ	93,030	1,304,153
Wells Financial Corp.	OTCBB	04/11/1995	No	MW	MN	265,221	NA
William Penn Bancorp, Inc. (MHC)	OTCBB	04/16/2008	No	MA	PA	318,821	2,548,713
ASB Financial Corp.	Pink	05/11/1995	No	MW	OH	219,074	NA
BancAffiliated, Inc.	Pink	06/01/2001	No	SW	TX	173,194	NA
BFC Financial Corporation	Pink	NA	No	SE	FL	5,419,447	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Citizens First Bancorp, Inc.	Pink	03/07/2001	No	MW	MI	1,716,332	NA
Community Investors Bancorp, Inc.	Pink	02/07/1995	No	MW	OH	127,161	NA
Crazy Woman Creek Bancorp Incorporated	Pink	03/29/1996	No	WE	WY	153,105	NA
East Side Financial, Inc.	Pink	11/01/1991	No	SE	FL	104,927	NA
Fidelity Federal Bancorp	Pink	08/31/1987	No	MW	IN	206,537	NA
First BancTrust Corporation	Pink	04/19/2001	No	MW	IL	389,249	NA
First Capital Bancshares, Inc.	Pink	10/29/1999	No	SE	NC	66,242	NA
First Federal of South Carolina, FSB (MHC)	Pink	11/14/1994	No	SE	SC	120,422	853,964
First Star Bancorp, Inc.	Pink	05/15/1987	No	MA	PA	630,675	NA
FPB Financial Corp.	Pink	07/01/1999	No	SW	LA	165,051	NA
Guaranty Bancorp, Inc.	Pink	NA	No	NE	NH	373,253	NA
Guaranty Financial Corp. (MHC)	Pink	06/21/1993	No	MW	WI	1,319,948	NA
Lexington B&L Financial Corp.	Pink	06/06/1996	No	MW	MO	131,705	NA
LifeStore Financial Group (MHC)	Pink	10/07/1996	No	SE	NC	297,576	538,221
Peoples Bancorp	Pink	07/07/1987	No	MW	IN	485,312	NA
Prince George's Federal Savings Bank	Pink	NA	No	MA	MD	98,334	NA
Redwood Financial, Inc.	Pink	07/10/1995	No	MW	MN	172,719	NA
SE Financial Corp.	Pink	05/06/2004	No	MA	PA	311,210	NA
Seneca-Cayuga Bancorp, Inc. (MHC)	Pink	07/11/2006	No	MA	NY	200,488	1,309,275
SFB Bancorp, Inc.	Pink	05/30/1997	No	SE	TN	59,824	NA
SFSB, Inc. (MHC)	Pink	12/31/2004	No	MA	MD	192,379	1,636,594
Sistersville Bancorp, Inc.	Pink	06/26/1997	No	SE	WV	49,720	NA
Southern Community Bancshares, Inc.	Pink	12/23/1996	No	SE	AL	69,966	NA
Washington Federal Bank for Savings	Pink	03/01/1995	No	MW	IL	83,489	NA
Webster City Federal Bancorp (MHC)	Pink	08/15/1994	No	MW	IA	96,303	2,300,000
1st Security Bancorp Inc.	Private	NA	No	WE	WA	234,306	NA
Anchor Bancorp	Private	NA	No	WE	WA	615,780	NA
Gateway Community Financial Corp.	Private	NA	No	MA	NJ	434,531	NA
Magna Bank	Private	NA	No	SE	TN	457,658	NA
National Consumer Cooperative Bank	Private	NA	No	MA	DC	2,157,019	NA
Santander Holdings USA, Inc.	Private	08/12/1986	No	NE	MA	82,953,215	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
The following 38 institutions were eliminated - MHCs - 109 Remain							
Jacksonville Bancorp, Inc. (MHC)	NASDAQ	04/21/1995	No	MW	IL	288,800	1,038,738
Pathfinder Bancorp, Inc. (MHC)	NASDAQ	11/16/1995	No	MA	NY	371,849	1,583,239
Greene County Bancorp, Inc. (MHC)	NASDAQ	12/30/1998	No	MA	NY	473,066	2,304,632
Colonial Bankshares, Inc. (MHC)	NASDAQ	06/30/2005	No	MA	NJ	570,211	2,441,716
LaPorte Bancorp, Inc. (MHC)	NASDAQ	10/15/2007	No	MW	IN	387,897	2,522,013
MSB Financial Corp. (MHC)	NASDAQ	01/05/2007	No	MA	NJ	363,817	3,091,344
Magyar Bancorp, Inc. (MHC)	NASDAQ	01/24/2006	No	MA	NJ	557,837	3,200,450
Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	05/20/2008	No	MA	PA	682,164	3,383,875
FedFirst Financial Corporation (MHC)	NASDAQ	04/07/2005	No	MA	PA	353,293	3,636,875
Lake Shore Bancorp, Inc. (MHC)	NASDAQ	04/04/2006	No	MA	NY	425,656	3,636,875
PSB Holdings, Inc. (MHC)	NASDAQ	10/05/2004	No	NE	CT	480,258	3,729,846
Alliance Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/03/1995	No	MA	PA	464,216	3,973,750
Naugatuck Valley Financial Corporation (MHC)	NASDAQ	10/01/2004	No	NE	CT	556,955	4,182,407
Oneida Financial Corp. (MHC)	NASDAQ	12/30/1998	No	MA	NY	590,508	4,309,750
United Community Bancorp (MHC)	NASDAQ	03/31/2006	No	MW	IN	398,375	4,655,200
Kentucky First Federal Bancorp (MHC)	NASDAQ	03/03/2005	No	MW	KY	239,473	4,727,938
Cheviot Financial Corp. (MHC)	NASDAQ	01/06/2004	No	MW	OH	341,916	5,455,313
Northeast Community Bancorp, Inc. (MHC)	NASDAQ	07/06/2006	No	MA	NY	509,813	7,273,750
SI Financial Group, Inc. (MHC)	NASDAQ	10/01/2004	No	NE	CT	872,354	7,286,975
Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/30/2005	No	MA	PA	506,219	7,337,562
Heritage Financial Group (MHC)	NASDAQ	06/30/2005	No	SE	GA	573,247	7,868,875
Fox Chase Bancorp, Inc. (MHC)	NASDAQ	10/02/2006	No	MA	PA	1,173,818	8,148,915
Atlantic Coast Federal Corporation (MHC)	NASDAQ	10/05/2004	No	SE	GA	945,280	8,728,500
K-Fed Bancorp (MHC)	NASDAQ	03/31/2004	No	WE	CA	877,531	8,861,750
Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	04/06/2005	No	MA	NY	532,365	9,257,500
Rockville Financial, Inc. (MHC)	NASDAQ	05/23/2005	No	NE	CT	1,564,405	10,689,250
Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	01/23/2008	No	NE	MA	1,211,386	12,650,000
ViewPoint Financial Group (MHC)	NASDAQ	10/03/2006	No	SW	TX	2,349,827	14,183,812
Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	03/04/2004	No	MA	NJ	1,060,167	16,791,758
Roma Financial Corporation (MHC)	NASDAQ	07/12/2006	No	MA	NJ	1,266,499	22,584,995
Waterstone Financial, Inc. (MHC)	NASDAQ	10/05/2005	No	MW	WI	1,868,399	23,050,183
Northfield Bancorp, Inc. (MHC)	NASDAQ	11/08/2007	No	MA	NJ	2,002,274	24,641,684
Oritani Financial Corp. (MHC)	NASDAQ	01/24/2007	No	MA	NJ	2,006,874	27,575,476
Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	07/16/2007	No	MA	PA	4,673,680	45,792,775
Kearny Financial Corp. (MHC)	NASDAQ	02/24/2005	No	MA	NJ	2,203,237	50,916,250
Capitol Federal Financial (MHC)	NASDAQ	04/01/1999	No	MW	KS	8,374,762	52,192,817
Investors Bancorp, Inc. (MHC)	NASDAQ	10/12/2005	No	MA	NJ	8,357,816	64,844,373
TFS Financial Corporation (MHC)	NASDAQ	04/23/2007	No	MW	OH	10,727,574	227,119,132

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
The following 59 institutions were eliminated - Outside of the Region - 50 Remain							
Anchor BanCorp Wisconsin Inc.	NASDAQ	07/16/1992	Yes	MW	WI	4,458,587	NA
Bank Mutual Corporation	NASDAQ	10/30/2003	No	MW	WI	3,512,091	NA
BankFinancial Corporation	NASDAQ	06/24/2005	No	MW	IL	1,574,440	NA
Central Federal Corporation	NASDAQ	12/30/1998	No	MW	OH	280,426	NA
CFS Bancorp, Inc.	NASDAQ	07/24/1998	No	MW	IN	1,081,515	NA
Citizens Community Bancorp, Inc.	NASDAQ	11/01/2006	No	MW	WI	566,648	NA
FFD Financial Corporation	NASDAQ	04/03/1996	No	MW	OH	197,654	NA
First Bancshares, Inc.	NASDAQ	12/22/1993	No	MW	MO	210,142	NA
First Capital, Inc.	NASDAQ	01/04/1999	No	MW	IN	455,534	NA
First Clover Leaf Financial Corp.	NASDAQ	07/11/2006	No	MW	IL	602,884	NA
First Defiance Financial Corp.	NASDAQ	10/02/1995	No	MW	OH	2,057,523	NA
First Federal of Northern Michigan Bancorp, Inc.	NASDAQ	04/04/2005	No	MW	MI	239,411	NA
First Franklin Corporation	NASDAQ	01/26/1988	No	MW	OH	303,839	NA
First Place Financial Corp.	NASDAQ	01/04/1999	No	MW	OH	3,259,123	NA
First Savings Financial Group, Inc.	NASDAQ	10/07/2008	No	MW	IN	491,355	NA
HF Financial Corp.	NASDAQ	04/08/1992	No	MW	SD	1,175,448	NA
HMN Financial, Inc.	NASDAQ	06/30/1994	No	MW	MN	1,036,241	NA
HopFed Bancorp, Inc.	NASDAQ	02/09/1998	No	MW	KY	1,029,159	NA
Liberty Bancorp, Inc.	NASDAQ	07/24/2006	No	MW	MO	406,325	NA
LSB Financial Corp.	NASDAQ	02/03/1995	No	MW	IN	363,647	NA
Meta Financial Group, Inc.	NASDAQ	09/20/1993	No	MW	IA	916,145	NA
MutualFirst Financial, Inc.	NASDAQ	12/30/1999	No	MW	IN	1,398,881	NA
NASB Financial, Inc.	NASDAQ	09/27/1985	No	MW	MO	1,559,562	NA
North Central Bancshares, Inc.	NASDAQ	03/21/1996	No	MW	IA	455,011	NA
Park Bancorp, Inc.	NASDAQ	08/12/1996	No	MW	IL	221,611	NA
Pulaski Financial Corp.	NASDAQ	12/03/1998	No	MW	MO	1,434,083	NA
PVF Capital Corp.	NASDAQ	12/30/1992	No	MW	OH	869,297	NA
River Valley Bancorp	NASDAQ	12/20/1996	No	MW	IN	396,162	NA
TierOne Corporation	NASDAQ	10/02/2002	No	MW	NE	3,160,553	NA
United Community Financial Corp.	NASDAQ	07/09/1998	No	MW	OH	2,338,427	NA
Wayne Savings Bancshares, Inc.	NASDAQ	01/09/2003	No	MW	OH	403,263	NA
Flagstar Bancorp, Inc.	NYSE	04/30/1997	No	MW	MI	14,013,331	NA
Athens Bancshares Corporation	NASDAQ	01/07/2010	No	SE	TN	276,458	NA
Citizens South Banking Corporation	NASDAQ	10/01/2002	No	SE	NC	791,532	NA
Community Financial Corporation	NASDAQ	03/30/1988	No	SE	VA	540,934	NA
First Advantage Bancorp	NASDAQ	11/30/2007	No	SE	TN	344,210	NA
First Community Bank Corporation of America	NASDAQ	05/16/2003	No	SE	FL	550,000	NA
First Federal Bancshares of Arkansas, Inc.	NASDAQ	05/03/1996	No	SE	AR	749,794	NA
First Financial Holdings, Inc.	NASDAQ	11/10/1983	No	SE	SC	3,476,148	NA
Jefferson Bancshares, Inc.	NASDAQ	07/02/2003	No	SE	TN	670,590	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Superior Bancorp	NASDAQ	12/10/1998	No	SE	AL	3,221,869	NA
BankAtlantic Bancorp, Inc.	NYSE	11/29/1983	No	SE	FL	4,820,117	NA
GS Financial Corp.	NASDAQ	04/01/1997	No	SW	LA	271,604	NA
Home Bancorp, Inc.	NASDAQ	10/03/2008	No	SW	LA	524,636	NA
Louisiana Bancorp, Inc.	NASDAQ	07/10/2007	No	SW	LA	329,779	NA
OmniAmerican Bancorp, Inc.	NASDAQ	01/21/2010	No	SW	TX	1,133,927	NA
Osage Bancshares, Inc.	NASDAQ	01/18/2007	No	SW	OK	160,884	NA
United Western Bancorp, Inc.	NASDAQ	10/18/1996	No	SW	CO	2,627,577	NA
Teche Holding Company	NYSE Amex	04/19/1995	No	SW	LA	757,264	NA
BofI Holding, Inc.	NASDAQ	03/14/2005	No	WE	CA	1,345,313	NA
Broadway Financial Corporation	NASDAQ	01/09/1996	No	WE	CA	519,976	NA
First Financial Northwest, Inc.	NASDAQ	10/10/2007	No	WE	WA	1,315,334	NA
First PacTrust Bancorp, Inc.	NASDAQ	08/23/2002	No	WE	CA	894,453	NA
Home Federal Bancorp, Inc.	NASDAQ	12/20/2007	No	WE	ID	822,122	NA
Provident Financial Holdings, Inc.	NASDAQ	06/28/1996	No	WE	CA	1,414,638	NA
Riverview Bancorp, Inc.	NASDAQ	10/01/1997	No	WE	WA	857,597	NA
Territorial Bancorp Inc.	NASDAQ	07/13/2009	No	WE	HI	1,389,612	NA
Timberland Bancorp, Inc.	NASDAQ	01/13/1998	No	WE	WA	716,466	NA
Washington Federal, Inc.	NASDAQ	11/17/1982	No	WE	WA	12,662,466	NA
The following 37 institutions were eliminated - Outside Size Range - 13 Remain							
Independence Federal Savings Bank	NASDAQ	06/06/1985	No	MA	DC	167,469	NA
CMS Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	NY	227,293	NA
Mayflower Bancorp, Inc.	NASDAQ	NA	No	NE	MA	246,004	NA
Rome Bancorp, Inc.	NASDAQ	03/30/2005	No	MA	NY	329,922	NA
WVS Financial Corp.	NASDAQ	11/29/1993	No	MA	PA	391,551	NA
WSB Holdings, Inc.	NASDAQ	08/03/1988	No	MA	MD	437,954	NA
OBA Financial Services, Inc.	NASDAQ	01/22/2010	No	MA	MD	455,942	NA
Newport Bancorp, Inc.	NASDAQ	07/07/2006	No	NE	RI	458,879	NA
Elmira Savings Bank, FSB	NASDAQ	03/01/1985	No	MA	NY	498,983	NA
First Keystone Financial, Inc.	NASDAQ	01/26/1995	Yes	MA	PA	505,942	NA
Chicopee Bancorp, Inc.	NASDAQ	07/20/2006	No	NE	MA	544,150	NA
Pamrapo Bancorp, Inc.	NASDAQ	11/14/1989	Yes	MA	NJ	557,800	NA
Central Bancorp, Inc.	NASDAQ	10/24/1986	No	NE	MA	558,411	NA
Hampden Bancorp, Inc.	NASDAQ	01/17/2007	No	NE	MA	574,902	NA
BCSB Bancorp, Inc.	NASDAQ	04/11/2008	No	MA	MD	585,740	NA
TF Financial Corporation	NASDAQ	07/13/1994	No	MA	PA	713,721	NA
Fidelity Bancorp, Inc.	NASDAQ	06/24/1988	No	MA	PA	736,031	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Ocean Shore Holding Co.	NASDAQ	12/21/2009	No	MA	NJ	770,145	NA
Parkvale Financial Corporation	NASDAQ	07/16/1987	No	MA	PA	1,915,896	NA
ESB Financial Corporation	NASDAQ	06/13/1990	No	MA	PA	1,958,687	NA
OceanFirst Financial Corp.	NASDAQ	07/03/1996	No	MA	NJ	1,989,344	NA
Danvers Bancorp, Inc.	NASDAQ	01/10/2008	No	NE	MA	2,499,749	NA
Brookline Bancorp, Inc.	NASDAQ	07/09/2002	No	NE	MA	2,615,884	NA
Berkshire Hills Bancorp, Inc.	NASDAQ	06/28/2000	No	NE	MA	2,700,424	NA
Provident New York Bancorp	NASDAQ	01/15/2004	No	MA	NY	2,917,789	NA
TrustCo Bank Corp NY	NASDAQ	NA	No	MA	NY	3,679,897	NA
WSFS Financial Corporation	NASDAQ	11/26/1986	No	MA	DE	3,748,507	NA
Dime Community Bancshares, Inc.	NASDAQ	06/26/1996	No	MA	NY	3,952,274	NA
Flushing Financial Corporation	NASDAQ	11/21/1995	No	MA	NY	4,143,246	NA
Provident Financial Services, Inc.	NYSE	01/16/2003	No	MA	NJ	6,836,172	NA
Northwest Bancshares, Inc.	NASDAQ	12/18/2009	No	MA	PA	8,025,298	NA
NewAlliance Bancshares, Inc.	NYSE	04/02/2004	No	NE	CT	8,434,313	NA
First Niagara Financial Group, Inc.	NASDAQ	01/21/2003	No	MA	NY	14,584,833	NA
Astoria Financial Corporation	NYSE	11/18/1993	No	MA	NY	20,252,179	NA
People's United Financial, Inc.	NASDAQ	04/16/2007	No	NE	CT	21,255,500	NA
New York Community Bancorp, Inc.	NYSE	11/23/1993	No	MA	NY	42,169,174	NA
Hudson City Bancorp, Inc.	NASDAQ	06/07/2005	No	MA	NJ	60,267,760	NA
The following 1 institutions were eliminated - IPO Date NA - 12 Remain							
Severn Bancorp, Inc.	NASDAQ	NA	No	MA	MD	967,936	NA
The following 1 institutions were eliminated - Located in NH - 11 Remain							
New Hampshire Thrift Bancshares, Inc.	NASDAQ	05/27/1986	No	NE	NH	962,601	NA
The following 1 institutions were eliminated - Minority Owned Bank - 10 Remain							
Carver Bancorp, Inc.	NASDAQ	10/25/1994	No	MA	NY	811,745	NA
Comparable Group							
LSB Corporation	NASDAQ	05/02/1986	No	NE	MA	816,598	NA
Harleysville Savings Financial Corporation	NASDAQ	08/04/1987	No	MA	PA	839,894	NA
Hingham Institution for Savings	NASDAQ	12/20/1988	No	NE	MA	925,560	NA
Legacy Bancorp, Inc.	NASDAQ	10/26/2005	No	NE	MA	946,265	NA
ESSA Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	PA	1,033,957	NA
Beacon Federal Bancorp, Inc.	NASDAQ	10/02/2007	No	MA	NY	1,066,897	NA
Cape Bancorp, Inc.	NASDAQ	02/01/2008	No	MA	NJ	1,072,821	NA
Westfield Financial, Inc.	NASDAQ	01/04/2007	No	NE	MA	1,191,410	NA
Abington Bancorp, Inc.	NASDAQ	06/28/2007	No	MA	PA	1,238,112	NA
United Financial Bancorp, Inc.	NASDAQ	12/04/2007	No	NE	MA	1,541,040	NA

Exhibit 8

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End						Capital for the Most Recent Period End			
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)
	Comparable Thrift Data															
ABBC	Abington Bancorp, Inc	NASDAQ	Jenkintown	PA	20	06/28/2007	1,238,112	91.00	62.49	27.06	68.67	13.20	17.30	17.30	-	13.14
BFED	Beacon Federal Bancorp, Inc	NASDAQ	East Syracuse	NY	8	10/02/2007	1,066,897	119.96	77.95	18.12	64.98	25.20	9.49	9.49	-	8.56
CBNJ	Cape Bancorp, Inc.	NASDAQ	Cape May Court House	NJ	18	02/01/2008	1,072,985	103.78	74.14	NA	71.45	15.94	12.05	10.11	17.87	NA
ESSA	ESSA Bancorp, Inc.	NASDAQ	Stroudsburg	PA	17	04/04/2007	1,058,692	152.39	69.46	24.46	45.58	36.44	16.91	16.91	-	NA
HARL	Harleysville Savings Financial Corporatio	NASDAQ	Harleysville	PA	8	08/04/1987	843,074	104.53	60.95	NA	58.31	34.45	6.13	6.13	-	NA
HIFS	Hingham Institution for Saving	NASDAQ	Hingham	MA	10	12/20/1988	966,387	108.66	75.93	10.90	69.88	22.52	6.94	6.94	-	NA
LEGC	Legacy Bancorp, Inc	NASDAQ	Pittsfield	MA	20	10/26/2005	946,224	97.95	68.45	20.86	69.88	16.54	12.72	11.62	9.72	NA
LSBX	LSB Corporation	NASDAQ	North Andover	MA	8	05/02/1986	806,567	107.96	67.50	27.06	62.53	29.26	7.69	7.69	-	NA
UBNK	United Financial Bancorp, Inc	NASDAQ	West Springfield	MA	24	12/04/2007	1,512,664	103.59	72.95	20.62	70.42	14.06	14.82	NA	NA	NA
WFD	Westfield Financial, Inc	NASDAQ	Westfield	MA	11	01/04/2007	1,199,757	70.68	38.96	54.58	55.12	23.72	20.47	20.47	-	NA
	Average						1,071,136	106.05	66.88	25.46	63.68	23.13	12.45	11.85	3.07	10.85
	Median						1,062,795	104.16	68.96	22.66	66.83	23.12	12.39	10.11	-	10.85
	Maximum						1,512,664	152.39	77.95	54.58	71.45	36.44	20.47	20.47	17.87	13.14
	Minimum						806,567	70.68	38.96	10.90	45.58	13.20	6.13	6.13	-	8.56
FXCB	Fox Chase Bancorp, Inc. (MHC)	NASDAQ	Hatboro	PA	11	10/02/2006	1,173,818	74.79	53.78	35.99	73.12	15.94	10.53	10.53	-	8.51
	Variance to the Comparable Median						111,024	(29.37)	(15.18)	13.33	6.29	(7.18)	(1.86)	0.42	-	(2.34)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Equity + Reserves/ Assets (%)
	Comparable Thrift Data	
ABBC	Abington Bancorp, Inc	18.03
BFED	Beacon Federal Bancorp, Inc	10.96
CBNJ	Cape Bancorp, Inc.	13.16
ESSA	ESSA Bancorp, Inc.	17.54
HARL	Harleysville Savings Financial Corporatio	6.41
HIFS	Hingham Institution for Saving	7.57
LEGC	Legacy Bancorp, Inc	13.57
LSBX	LSB Corporation	8.59
UBNK	United Financial Bancorp, Inc	15.46
WFD	Westfield Financial, Inc	21.10
	Average	13.24
	Median	13.37
	Maximum	21.10
	Minimum	6.41
FXCB	Fox Chase Bancorp, Inc. (MHC)	11.44
	Variance to the Comparable Median	(1.93)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Asset Quality for the Most Recent Period Available						LTM Profitability			
		NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
ABBC	Abington Bancorp, Inc	3.66	32.07	4.13	23.89	1.17	15.83	(0.59)	(3.15)	(0.57)	(3.01)
BFED	Beacon Federal Bancorp, Inc	1.87	100.38	1.53	16.17	1.88	90.90	0.34	3.70	0.48	5.31
CBNJ	Cape Bancorp, Inc.	4.01	41.39	3.45	29.22	1.49	36.00	(1.58)	(12.69)	(1.24)	(9.95)
ESSA	ESSA Bancorp, Inc.	1.66	50.87	0.92	5.21	0.90	65.39	0.54	3.00	0.54	3.00
HARL	Harleysville Savings Financial Corporatio	0.17	259.95	0.10	1.66	0.45	259.95	0.54	8.99	0.57	9.50
HIFS	Hingham Institution for Saving.	1.30	61.03	1.36	19.27	0.83	45.59	0.98	13.68	1.01	14.09
LEGC	Legacy Bancorp, Inc	2.73	45.77	2.06	16.19	1.25	41.59	(0.87)	(6.58)	(0.19)	(1.40)
LSBX	LSB Corporation	0.62	217.08	0.24	3.30	1.34	358.58	0.70	8.07	0.55	6.26
UBNK	United Financial Bancorp, Inc	1.49	58.51	1.22	8.21	0.87	52.23	0.41	2.48	0.60	3.69
WFD	Westfield Financial, Inc	1.15	139.76	0.60	2.88	1.62	107.19	0.47	2.21	0.53	2.49
	Average	1.86	100.68	1.56	12.60	1.18	107.32	0.09	1.97	0.23	3.00
	Median	1.57	59.77	1.29	12.19	1.21	58.81	0.44	2.74	0.54	3.35
	Maximum	4.01	259.95	4.13	29.22	1.88	358.58	0.98	13.68	1.01	14.09
	Minimum	0.17	32.07	0.10	1.66	0.45	15.83	(1.58)	(12.69)	(1.24)	(9.95)
FXCB	Fox Chase Bancorp, Inc. (MHC)	4.62	35.73	2.87	27.28	1.65	31.44	(0.09)	(0.82)	(0.21)	(1.92)
	Variance to the Comparable Median	3.05	(24.04)	1.58	15.09	0.44	(27.37)	(0.53)	(3.56)	(0.75)	(5.27)

Exhibit 8

Selected Financial Data

		LTM Income Statement								Growth		
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data											
ABBC	Abington Bancorp, Inc	4.85	2.47	2.38	2.78	(0.12)	1.86	77.00	78.12	4.06	0.72	27.86
BFED	Beacon Federal Bancorp, Inc	5.46	2.97	2.49	2.79	0.50	1.74	53.92	45.40	4.46	6.46	10.67
CBNJ	Cape Bancorp, Inc	5.36	2.03	3.34	3.58	0.51	2.57	65.23	59.89	(2.96)	(1.31)	(3.01)
ESSA	ESSA Bancorp, Inc	5.15	2.70	2.45	2.94	0.56	2.44	68.77	62.60	0.77	(2.06)	20.83
HARL	Harleysville Savings Financial Corporatio	4.97	NA	NA	2.08	0.23	1.43	62.29	57.92	3.61	5.82	11.85
HIFS	Hingham Institution for Saving	5.16	NA	NA	3.25	0.22	1.58	44.13	40.20	15.05	9.06	20.22
LEGC	Legacy Bancorp, Inc	5.04	2.31	2.73	3.09	0.59	3.01	84.34	81.13	(2.26)	(7.36)	2.73
LSBX	LSB Corporation	5.29	NA	NA	2.62	0.23	1.69	61.10	57.54	3.61	13.44	16.29
UBNK	United Financial Bancorp, Inc	5.20	NA	NA	3.50	0.64	2.72	68.67	62.63	21.68	28.17	33.93
WFD	Westfield Financial, Inc	4.66	NA	NA	2.94	0.32	2.08	66.81	63.00	6.58	(1.16)	10.07
	Average	5.11	2.50	2.68	2.96	0.37	2.11	65.23	60.84	5.46	5.18	15.14
	Median	5.16	2.47	2.49	2.94	0.41	1.97	66.02	61.25	3.84	3.27	14.07
	Maximum	5.46	2.97	3.34	3.58	0.64	3.01	84.34	81.13	21.68	28.17	33.93
	Minimum	4.66	2.03	2.38	2.08	(0.12)	1.43	44.13	40.20	(2.96)	(7.36)	(3.01)
FXCB	Fox Chase Bancorp, Inc. (MHC)	4.67	2.92	1.74	2.16	0.14	1.81	79.90	76.82	26.04	7.19	41.05
	Variance to the Comparable Median	(0.49)	0.45	(0.75)	(0.78)	(0.27)	(0.16)	13.88	15.57	22.20	3.92	26.98

Exhibit 8

Selected Financial Data

Ticker	Short Name	Market Data: Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Dividends: Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Current Pricing Data as of 4/29/10: Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)
	Comparable Thrift Data														
ABBC	Abington Bancorp, Inc	197.00	9.45	9.63	7.05	10.18	10.18	2.12	NM	NM	NM	NM	NM	92.80	92.80
BFED	Beacon Federal Bancorp, Inc	55.70	8.52	9.25	8.14	15.48	15.48	2.35	37.04	13.30	9.50	15.80	11.00	55.00	55.00
CBNJ	Cape Bancorp, Inc.	95.20	7.15	8.15	6.00	9.71	7.97	-	-	35.80	9.60	NM	NM	73.60	89.70
ESSA	ESSA Bancorp, Inc.	180.20	13.09	13.52	11.32	13.01	13.01	1.53	45.24	27.30	31.20	31.20	31.20	100.60	100.60
HARL	Harleysville Savings Financial Corporatio	54.80	14.96	14.96	13.06	14.12	14.12	5.08	61.29	11.70	11.70	12.10	11.40	105.90	105.90
HIFS	Hingham Institution for Saving	76.50	36.00	37.99	31.26	31.56	31.56	2.56	26.81	8.30	8.30	8.70	8.40	114.10	114.10
LEGC	Legacy Bancorp, Inc	83.20	9.54	9.88	8.94	13.80	12.40	2.10	NM	NM	NM	NM	NM	69.10	76.90
LSBX	LSB Corporation	60.20	13.35	14.00	10.72	13.77	13.77	2.70	25.74	9.80	13.90	13.20	18.30	97.00	97.00
UBNK	United Financial Bancorp, Inc	244.10	14.58	15.16	12.72	13.39	12.93	1.92	77.78	33.10	23.40	40.50	27.10	108.90	112.80
WFD	Westfield Financial, Inc	273.40	9.24	10.37	7.99	8.30	8.30	2.16	263.16	46.20	48.20	48.60	43.10	111.30	111.30
	Average	132.03	13.59	14.29	11.72	14.33	13.97	2.25	67.13	23.19	19.48	24.30	21.50	92.83	95.61
	Median	89.20	11.32	11.95	9.83	13.58	12.97	2.14	41.14	20.30	12.80	15.80	18.30	98.80	98.80
	Maximum	273.40	36.00	37.99	31.26	31.56	31.56	5.08	263.16	46.20	48.20	48.60	43.10	114.10	114.10
	Minimum	54.80	7.15	8.15	6.00	8.30	7.97	-	-	8.30	8.30	8.70	8.40	55.00	55.00
FXCB	Fox Chase Bancorp, Inc. (MHC)	154.50	11.35	12.00	8.55	9.20	9.20	NA	NA	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	65.30	0.03	0.05	(1.28)	(4.38)	(3.77)	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8
Selected Financial Data

Ticker	Short Name	Price/ Assets (%)
	Comparable Thrift Data	
ABBC	Abington Bancorp, Inc	16.06
BFED	Beacon Federal Bancorp, Inc	5.22
CBNJ	Cape Bancorp, Inc.	8.87
ESSA	ESSA Bancorp, Inc.	17.02
HARL	Harleysville Savings Financial Corporatio	6.49
HIFS	Hingham Institution for Saving	7.91
LEGC	Legacy Bancorp, Inc	8.79
LSBX	LSB Corporation	7.46
UBNK	United Financial Bancorp, Inc	16.14
WFD	Westfield Financial, Inc	22.79
	Average	11.68
	Median	8.83
	Maximum	22.79
	Minimum	5.22
FXCB	Fox Chase Bancorp, Inc. (MHC)	NM
	Variance to the Comparable Median	NA

Exhibit 8
Selected Financial Data

Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
		Income							
	Comparable Thrift Data								
ABBC	Abington Bancorp, Inc	-1,991	-1,991	(0.10)	(0.10)	-7,193	-6,871	(0.36)	(0.34)
BFED	Beacon Federal Bancorp, Inc	994	1,400	0.16	0.23	3,523	5,052	0.54	0.77
CBNJ	Cape Bancorp, Inc	635	2,357	0.05	0.19	-17,167	-13,467	(1.39)	(1.07)
ESSA	ESSA Bancorp, Inc	1,603	1,403	0.12	0.11	5,586	5,580	0.42	0.42
HARL	Harleysville Savings Financial Corporatio	1,160	1,160	0.32	0.32	4,512	4,769	1.24	1.31
HIFS	Hingham Institution for Saving	2,315	2,315	1.09	1.09	8,788	9,051	4.14	4.26
LEGC	Legacy Bancorp, Inc	-1,244	-1,000	(0.15)	(0.12)	-8,250	-1,752	(1.03)	(0.22)
LSBX	LSB Corporation	1,546	1,093	0.34	0.24	5,619	4,362	1.01	0.73
UBNK	United Financial Bancorp, Inc	1,751	2,482	0.11	0.16	5,434	8,076	0.36	0.54
WFD	Westfield Financial, Inc	1,354	1,298	0.05	0.05	5,608	6,333	0.19	0.21
	Average	812	1,052	0.20	0.22	646	2,113	0.51	0.66
	Median	1,257	1,349	0.12	0.18	4,973	4,911	0.39	0.48
	Maximum	2,315	2,482	1.09	1.09	8,788	9,051	4.14	4.26
	Minimum	-1,991	-1,991	(0.15)	(0.12)	-17,167	-13,467	(1.39)	(1.07)
FXCB	Fox Chase Bancorp, Inc (MHC)	-2,240	-2,983	(0.22)	(0.16)	-1,028	(2,397)	(0.18)	(0.08)
	Variance to the Comparable Median	(3,497)	(4,332)	NA	NA	(6,001)	(7,307)	NA	NA

Exhibit 9
Industry Multiples
Pricing Data as of April 29, 2010

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market		Price/		Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
ABBC	Abington Bancorp, Inc.	9.45	197.00	NM	NM	NM	NM	92.80	92.80	16.06	2.12	NM
ABCW	Anchor BanCorp Wisconsin Inc.	1.08	23.40	NM	NM	NM	NM	NM	NM	0.53	-	-
AF	Astoria Financial Corporation	16.60	1,625.10	29.60	29.60	47.40	42.80	128.00	151.10	7.76	3.13	148.57
AFCB	Athens Bancshares Corporation	10.95	30.40	NA	NA	NA	NA	NA	NA	NA	-	NA
BKMU	Bank Mutual Corporation	7.40	336.50	37.00	NM	39.00	94.60	84.50	97.70	9.77	3.78	168.42
BBX	BankAtlantic Bancorp, Inc.	2.76	133.20	NM	NM	NM	NM	95.80	107.90	2.82	-	-
BFIN	BankFinancial Corporation	9.96	213.30	62.30	45.50	NM	82.30	80.90	89.90	13.69	2.81	NM
BCSB	BCSB Bancorp, Inc.	10.48	32.70	NM	NM	NM	NM	NA	NA	NA	-	-
BFED	Beacon Federal Bancorp, Inc.	8.52	55.70	13.30	9.50	15.80	11.00	55.00	55.00	5.22	2.35	37.04
BHLB	Berkshire Hills Bancorp, Inc.	22.07	309.60	23.00	19.90	NM	NM	80.30	147.40	11.44	2.90	NM
BOFI	BofI Holding, Inc.	17.97	169.20	5.80	10.50	8.20	10.50	151.10	151.10	10.72	-	-
BYFC	Broadway Financial Corporation	4.47	7.80	11.20	11.20	10.20	7.80	34.80	34.80	1.53	0.89	36.36
BRKL	Brookline Bancorp, Inc.	11.24	663.60	25.60	25.30	29.60	29.90	135.40	149.50	25.15	3.02	89.47
CBNJ	Cape Bancorp, Inc.	7.15	95.20	35.80	9.60	NM	NM	73.60	89.70	8.87	-	-
CARV	Carver Bancorp, Inc.	8.85	21.90	10.10	NM	59.00	NM	47.60	47.90	2.76	4.52	266.67
CEBK	Central Bancorp, Inc.	10.09	16.50	18.00	14.40	NM	NM	48.60	52.00	3.01	1.98	NM
CFBK	Central Federal Corporation	1.60	6.60	13.30	NM	NM	NM	40.90	41.30	2.32	-	-
CITZ	CFS Bancorp, Inc.	5.10	55.20	18.20	31.60	NM	NM	49.60	49.60	5.05	0.78	NM
CBNK	Chicopee Bancorp, Inc.	12.75	81.30	NM	NM	NM	NM	86.00	86.00	14.90	-	-
CZWI	Citizens Community Bancorp, Inc.	4.10	21.00	34.20	9.80	NM	9.80	38.00	43.20	3.70	-	NM
CSBC	Citizens South Banking Corporation	5.85	52.80	NM	NM	NM	NM	85.20	86.00	5.72	2.74	NM
CMSB	CMS Bancorp, Inc.	8.50	15.80	35.40	NM	NM	NM	75.80	75.80	6.97	-	-
CFFC	Community Financial Corporation	4.08	17.80	6.80	6.80	13.20	11.80	48.90	48.90	3.36	-	-
DNBK	Danvers Bancorp, Inc.	16.85	365.20	20.10	20.30	39.20	35.00	125.80	142.80	14.88	0.47	18.60
DCOM	Dime Community Bancshares, Inc.	13.33	458.40	11.90	12.00	13.60	12.50	148.60	178.00	11.15	4.20	57.14
ESBK	Elmira Savings Bank, FSB	16.48	31.70	11.40	NA	10.40	NA	86.20	NA	NA	4.85	50.31
ESBF	ESB Financial Corporation	14.49	174.50	12.90	NA	14.10	NA	103.60	NA	NA	2.76	38.83
ESSA	ESSA Bancorp, Inc.	13.09	180.20	27.30	31.20	31.20	31.20	100.60	100.60	17.02	1.53	45.24
FFDF	FFD Financial Corporation	14.99	15.20	14.40	14.40	16.50	15.50	NA	NA	NA	4.54	74.73
FSBI	Fidelity Bancorp, Inc.	9.00	27.40	18.80	22.00	NM	NM	66.00	70.60	3.91	0.89	NM
FABK	First Advantage Bancorp	10.80	54.00	NM	31.10	NM	41.30	68.50	68.50	14.03	1.85	250.00
FBSI	First Bancshares, Inc.	8.51	13.20	NM	60.60	NM	NM	54.90	55.30	6.28	-	-
FCAP	First Capital, Inc.	14.63	40.80	10.20	10.10	43.00	36.70	NA	NA	NA	4.92	211.76
FCLF	First Clover Leaf Financial Corp.	6.42	51.00	NM	NM	NM	NM	66.40	79.80	8.73	3.74	NM
FCFL	First Community Bank Corporation of America	2.59	14.10	NM	NM	NM	NM	42.50	42.50	2.40	-	-
FDEF	First Defiance Financial Corp.	13.98	113.50	29.10	25.30	35.00	15.70	56.90	83.30	5.61	-	31.25
FFBH	First Federal Bancshares of Arkansas, Inc.	3.31	16.00	NM	NM	NM	NM	59.20	59.20	2.24	1.21	(0.21)
FFNM	First Federal of Northern Michigan Bancorp, Inc.	1.52	4.40	NM	NM	NM	NM	19.10	19.90	1.88	-	-
FFCH	First Financial Holdings, Inc.	14.60	241.30	NM	NM	13.40	NM	89.40	104.10	7.28	1.37	18.35
FFNW	First Financial Northwest, Inc.	6.81	128.10	NM	NM	NM	NM	61.00	61.00	9.69	4.99	NM
FFHS	First Franklin Corporation	9.99	16.80	NM	NM	NM	NM	75.60	75.60	5.57	-	-
FKFS	First Keystone Financial, Inc.	13.23	32.20	NM	NM	NM	NM	100.10	100.10	6.36	-	-
FPTB	First PacTrust Bancorp, Inc.	8.50	36.10	NM	NM	NM	NM	46.00	46.00	4.12	2.35	NM
FPFC	First Place Financial Corp.	5.10	86.60	NM	NM	NM	NM	44.40	46.60	2.76	-	(0.47)
FSFG	First Savings Financial Group, Inc.	13.20	31.90	10.70	NA	15.50	NA	59.00	69.90	6.45	-	9.41
FBC	Flagstar Bancorp, Inc.	0.66	1,011.60	NM	NM	NM	NM	115.80	115.80	6.90	-	-
FFIC	Flushing Financial Corporation	14.06	438.00	13.50	13.40	15.00	12.60	118.80	124.30	10.47	3.70	55.32
GSLA	GS Financial Corp.	13.10	16.50	NM	NA	36.40	NA	NA	NA	NA	3.05	111.11
HBNK	Hampden Bancorp, Inc.	10.00	72.40	NM	NM	NM	NM	76.60	76.60	12.61	1.20	NM
HARL	Harleysville Savings Financial Corporation	14.96	54.80	11.70	11.70	12.10	11.40	105.90	105.90	6.49	5.08	61.29
HFFC	HF Financial Corp.	11.73	81.40	11.30	11.40	11.10	9.20	86.90	91.70	6.59	3.84	42.45
HIFS	Hingham Institution for Savings	36.00	76.50	8.30	8.30	8.70	8.40	114.10	114.10	7.91	2.56	26.81
HMNF	HMN Financial, Inc.	6.44	27.80	NM	NM	NM	NA	37.60	37.60	2.76	-	-
HBCP	Home Bancorp, Inc.	14.08	122.30	NM	NM	24.30	18.80	93.10	93.10	23.55	-	-
HOME	Home Federal Bancorp, Inc.	16.03	267.70	NM	NM	28.60	NM	128.50	128.50	32.55	1.37	39.29
HFBC	HopFed Bancorp, Inc.	13.34	48.00	7.40	8.80	30.30	12.10	75.00	76.20	4.64	3.60	109.09
HCBK	Hudson City Bancorp, Inc.	13.35	7,033.70	11.10	12.90	12.00	12.50	121.80	125.60	10.73	4.49	54.05
IFSB	Independence Federal Savings Bank	1.51	2.30	NM	NM	NM	NM	46.20	46.20	1.49	-	-
JFBI	Jefferson Bancshares, Inc.	4.50	30.20	NM	NM	20.50	15.50	37.60	54.10	4.50	-	40.91

Exhibit 9
Industry Multiples
Pricing Data as of April 29, 2010

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LEGC	Legacy Bancorp, Inc.	9.54	83.20	NM	NM	NM	NM	69.10	76.90	8.79	2.10	NM
LABC	Louisiana Bancorp, Inc.	14.52	66.40	24.20	34.50	26.90	29.00	94.30	94.30	20.98	-	-
LSBX	LSB Corporation	13.35	60.20	9.80	13.90	13.20	18.30	97.00	97.00	7.46	2.70	25.74
LSBI	LSB Financial Corp.	12.74	19.80	NM	NM	42.50	34.20	58.40	58.40	5.33	3.92	166.67
MFLR	Mayflower Bancorp, Inc.	7.94	16.50	13.20	NA	14.20	NA	81.20	81.20	6.72	3.02	50.00
CASH	Meta Financial Group, Inc.	27.54	84.40	15.30	NM	NM	NM	156.40	165.30	7.95	1.89	NM
MFSF	MutualFirst Financial, Inc.	8.51	59.40	16.40	10.50	60.80	16.40	60.30	63.80	4.08	2.82	257.14
NASB	NASB Financial, Inc.	24.20	190.40	7.90	14.00	10.20	11.70	114.40	116.30	12.21	3.72	28.36
NHTB	New Hampshire Thrift Bancshares, Inc.	10.83	62.50	9.70	NA	9.70	NA	79.10	NA	6.75	4.80	46.43
NYB	New York Community Bancorp, Inc.	16.53	7,197.80	14.30	13.50	14.50	14.30	132.70	249.30	16.95	6.05	87.72
NAL	NewAlliance Bancshares, Inc.	13.29	1,408.40	19.50	20.10	25.60	23.90	97.70	159.70	16.56	2.11	53.85
NFSB	Newport Bancorp, Inc.	12.10	45.00	NM	42.10	55.00	41.80	88.90	88.90	9.86	-	-
FFFD	North Central Bancshares, Inc.	18.50	25.00	16.50	46.70	9.30	9.60	65.40	65.40	5.61	0.22	2.01
NWBI	Northwest Bancshares, Inc.	12.63	1,397.90	26.30	28.00	40.70	28.80	107.40	124.30	17.30	3.17	127.60
OBAF	OBA Financial Services, Inc.	11.10	51.40	NA	NA	NA	NA	NA	NA	NA	-	NA
OSHC	Ocean Shore Holding Co.	11.44	83.60	14.30	NA	17.30	NA	84.80	84.80	10.70	2.10	35.41
OCFC	OceanFirst Financial Corp.	12.92	243.20	13.50	13.50	13.50	12.10	130.00	130.00	11.06	3.72	66.67
OABC	OmniAmerican Bancorp, Inc.	11.80	140.50	NA	NA	NA	NA	NA	NA	NA	-	NA
PBCI	Pamrapo Bancorp, Inc.	7.62	37.60	NM	NM	NM	NM	78.00	78.00	6.74	-	NM
PFED	Park Bancorp, Inc.	4.36	5.20	NM	NM	NM	NM	22.70	22.70	2.38	-	-
PVSA	Parkvale Financial Corporation	10.75	59.30	7.10	7.60	NM	9.50	49.50	65.30	3.14	1.86	NM
PBCT	People's United Financial, Inc.	15.57	5,785.80	NM	NA	57.70	NA	103.00	153.00	26.13	3.98	226.85
PROV	Provident Financial Holdings, Inc.	5.75	65.60	47.90	47.90	NM	NM	52.80	52.80	4.67	0.70	NM
PFS	Provident Financial Services, Inc.	13.64	817.30	17.10	17.90	23.50	20.90	91.40	152.10	12.03	3.23	94.83
PBNY	Provident New York Bancorp	10.09	392.10	22.90	29.40	16.00	24.70	92.80	152.70	13.35	2.38	47.62
PULB	Pulaski Financial Corp.	7.07	74.60	25.30	24.70	18.60	16.60	83.30	87.50	5.13	5.37	100.00
PVFC	PVF Capital Corp.	2.15	54.60	4.10	4.20	NM	NM	64.00	64.00	6.14	-	-
RIVR	River Valley Bancorp	13.98	21.00	8.30	NA	12.10	NA	NA	NA	NA	6.01	72.41
RVSB	Riverview Bancorp, Inc.	3.80	41.50	NM	NM	NM	NM	46.90	66.80	4.84	-	-
ROME	Rome Bancorp, Inc.	9.01	61.30	12.50	NA	16.40	NA	100.30	100.30	18.70	4.00	63.64
SVBI	Severn Bancorp, Inc.	5.90	59.40	NM	NA	NM	NA	75.50	75.80	6.29	-	NM
SUPR	Superior Bancorp	3.73	43.60	1.00	0.90	NM	4.40	22.70	24.90	1.35	-	-
TSH	Teche Holding Company	32.34	67.90	10.10	10.10	9.60	8.80	92.40	97.20	8.89	4.39	41.99
TBNK	Territorial Bancorp Inc.	19.86	243.00	18.40	18.40	NA	NA	110.60	110.60	17.48	1.01	NA
THRD	TF Financial Corporation	19.00	50.90	17.00	17.00	11.50	11.90	66.80	71.10	6.76	4.21	60.24
TONE	TierOne Corporation	0.48	8.70	NM	NM	NM	NM	3.50	3.60	0.27	-	-
TSBK	Timberland Bancorp, Inc.	4.88	34.40	NM	19.90	NM	43.50	48.00	52.70	4.91	0.82	NM
TRST	TrustCo Bank Corp NY	7.06	541.90	19.60	19.60	19.10	19.10	216.20	216.60	14.57	3.54	67.57
UCFC	United Community Financial Corp.	2.10	64.90	NM	NM	NM	NM	30.00	30.00	2.84	-	-
UBNK	United Financial Bancorp, Inc.	14.58	244.10	33.10	23.40	40.50	27.10	108.90	112.80	16.14	1.92	77.78
UWBK	United Western Bancorp, Inc.	1.78	52.30	NM	NM	NM	NM	32.70	32.70	2.07	-	NM
WFSL	Washington Federal, Inc.	20.82	2,341.30	7.10	22.10	22.20	55.70	128.90	150.20	16.97	0.96	21.28
WAYN	Wayne Savings Bancshares, Inc.	8.60	25.80	10.20	11.00	12.80	12.00	70.60	74.90	6.41	2.79	31.34
WFD	Westfield Financial, Inc.	9.24	273.40	46.20	48.20	48.60	43.10	111.30	111.30	22.79	2.16	263.16
WSB	WSB Holdings, Inc.	3.50	27.50	29.20	NA	NM	NA	50.80	50.80	6.28	-	NM
WSFS	WSFS Financial Corporation	43.71	309.70	NM	187.30	NM	NM	124.20	131.40	8.39	1.10	NM
WVFC	WVS Financial Corp.	14.00	28.90	NM	NA	32.60	NA	99.20	99.20	7.65	4.57	148.84
	All Thrift Average		364.78	18.22	23.40	24.07	23.46	81.02	89.23	8.80	1.86	54.46
	All Thrift Median		59.40	14.30	17.45	16.90	16.05	80.30	84.05	6.76	1.69	36.70
	All Mutual Holding Companies											
ACFC	Atlantic Coast Federal Corporation (MHC)	2.91	39.00	NM	NM	NM	NM	69.10	69.30	4.32	-	(0.45)
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC)	8.30	55.60	69.20	69.20	48.80	44.20	114.70	114.70	11.79	1.45	70.59
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	8.09	104.30	22.50	19.00	NM	31.60	126.40	126.40	19.59	2.97	345.45
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	10.20	834.90	31.90	31.70	46.40	43.90	131.10	165.00	17.86	-	-
CFFN	Capitol Federal Financial (MHC)	38.02	2,812.40	32.80	NA	38.80	NA	295.70	295.70	33.25	5.26	233.67
CHEV	Cheviot Financial Corp. (MHC)	9.19	81.50	38.30	38.30	57.40	53.40	NA	NA	NA	4.79	256.25
COBK	Colonial Bankshares, Inc. (MHC)	9.85	43.70	22.40	13.20	29.00	17.90	96.10	96.10	7.69	-	-

Exhibit 9
Industry Multiples
Pricing Data as of April 29, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.94	262.40	31.10	31.10	41.40	39.70	149.10	149.10	24.58	2.41	87.50
EBMTD	Eagle Bancorp Montana, Inc.	10.44	42.60	26.10	26.10	17.70	17.30	138.10	138.10	13.48	2.62	46.39
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.38	257.40	21.90	22.20	32.50	32.00	125.30	133.30	14.97	-	-
FFCO	FedFirst Financial Corporation (MHC)	5.75	36.40	24.00	NA	57.50	NA	84.20	NA	NA	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	11.35	154.50	NM	NA	NM	NA	123.40	123.40	13.36	-	-
GCBC	Greene County Bancorp, Inc. (MHC)	15.00	61.80	12.50	NA	13.20	NA	142.10	142.10	12.90	4.67	60.09
HBOS	Heritage Financial Group (MHC)	12.14	126.30	NM	NM	NM	NM	202.70	208.20	21.55	2.97	NM
ISBC	Investors Bancorp, Inc. (MHC)	13.78	1,576.60	31.30	30.90	41.80	38.10	179.70	186.70	18.28	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	12.47	24.00	12.00	14.60	17.30	23.20	NA	NA	NA	2.41	41.67
KFED	K-Fed Bancorp (MHC)	10.01	133.10	NM	NM	47.70	42.50	144.30	150.90	15.16	4.40	209.52
KFFB	Kentucky First Federal Bancorp (MHC)	10.08	79.20	NM	76.50	NM	NM	136.60	183.40	33.07	3.97	NM
KRNY	Kearny Financial Corp. (MHC)	10.51	723.50	NM	85.80	NM	91.80	150.10	181.00	32.14	1.90	200.00
LPSB	LaPorte Bancorp, Inc. (MHC)	6.41	29.40	7.60	11.50	11.40	13.70	59.20	72.90	7.28	-	-
LSBK	Lake Shore Bancorp, Inc. (MHC)	8.25	50.20	14.70	14.70	22.30	21.10	91.60	91.60	11.93	2.91	43.24
MGYR	Magyar Bancorp, Inc. (MHC)	4.63	26.80	23.20	62.10	NM	NM	66.50	66.50	4.86	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.65	58.90	NM	NM	NM	NM	NA	NA	NA	1.24	NM
MSBF	MSB Financial Corp. (MHC)	7.79	41.00	48.70	48.70	NM	70.80	NA	NA	NA	1.54	133.33
NECB	Northeast Community Bancorp, Inc. (MHC)	6.03	79.80	NM	NM	NM	NM	74.20	75.60	15.12	1.99	NM
NFBK	Northfield Bancorp, Inc. (MHC)	15.29	668.60	47.80	50.40	49.30	49.40	NA	NA	NA	1.31	54.84
NVSL	Naugatuck Valley Financial Corporation (MHC)	7.06	49.60	17.70	17.70	24.30	25.20	98.60	98.70	8.90	1.70	31.03
ONFC	Oneida Financial Corp. (MHC)	9.48	74.30	14.80	10.60	18.20	13.50	131.30	233.90	12.63	5.06	92.31
ORIT	Oritani Financial Corp. (MHC)	17.09	633.00	30.50	30.60	45.00	45.00	249.10	249.10	30.82	1.76	65.79
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.00	17.40	8.80	NA	12.10	NA	72.50	86.30	4.57	1.71	20.69
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	8.09	83.60	28.90	24.20	NM	55.80	149.40	149.40	16.51	2.47	222.22
PSBH	PSB Holdings, Inc. (MHC)	4.55	29.70	28.40	13.80	NM	11.70	67.10	80.60	6.00	3.52	NM
RCKB	Rockville Financial, Inc. (MHC)	12.50	244.40	19.50	19.50	23.60	23.40	148.70	149.70	14.90	1.92	39.62
ROMA	Roma Financial Corporation (MHC)	12.33	380.70	61.70	63.40	NM	104.80	176.50	177.00	27.84	2.60	290.91
SIFI	SI Financial Group, Inc. (MHC)	6.60	77.80	41.30	NA	NM	NA	NA	NA	NA	1.82	42.86
TFSL	TFS Financial Corporation (MHC)	14.29	4,405.80	NM	120.10	NM	NM	251.60	253.00	41.07	1.96	700.00
UCBA	United Community Bancorp (MHC)	7.30	57.30	30.40	32.70	NM	57.30	103.60	103.60	14.38	6.03	410.00
VPFG	ViewPoint Financial Group (MHC)	17.15	427.50	39.00	39.00	NM	36.00	205.00	206.10	17.26	1.17	117.65
WSBF	Waterstone Financial, Inc. (MHC)	3.94	123.10	NM	NM	NM	NM	73.10	73.10	6.60	-	-
	All MHC's Average	10.38	384.82	28.93	37.69	33.13	40.13	134.14	144.70	16.71	2.06	112.21
	All MHC's Median	9.85	79.80	28.40	30.90	32.50	38.10	131.10	140.10	14.94	1.90	50.62

Exhibit 9
Industry Multiples
Pricing Data as of April 29, 2010

				Current Price in Relation to								
		Current Stock Price	Current Market Value	Price/		Price/			Tangible		Current Dividend	LTM Dividend
Ticker	Short Name	($)	($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Book Value (%)	Assets (%)	Yield (%)	Payout Ratio (%)
	Pennsylvania and New Jersey											
ABBC	Abington Bancorp, Inc.	9.45	197.00	NM	NM	NM	NM	92.80	92.80	16.06	2.12	NM
ESBF	ESB Financial Corporation	14.49	174.50	12.90	NA	14.10	NA	103.60	NA	NA	2.76	38.83
ESSA	ESSA Bancorp, Inc.	13.09	180.20	27.30	31.20	31.20	31.20	100.60	100.60	17.02	1.53	45.24
FSBI	Fidelity Bancorp, Inc.	9.00	27.40	18.80	22.00	NM	NM	66.00	70.60	3.91	0.89	NM
FKFS	First Keystone Financial, Inc.	13.23	32.20	NM	NM	NM	NM	100.10	100.10	6.36	-	-
HARL	Harleysville Savings Financial Corporation	14.96	54.80	11.70	11.70	12.10	11.40	105.90	105.90	6.49	5.08	61.29
NWBI	Northwest Bancshares, Inc.	12.63	1,397.90	26.30	28.00	40.70	28.80	107.40	124.30	17.30	3.17	127.60
PVSA	Parkvale Financial Corporation	10.75	59.30	7.10	7.60	NM	9.50	49.50	65.30	3.14	1.86	NM
THRD	TF Financial Corporation	19.00	50.90	17.00	17.00	11.50	11.90	66.80	71.10	6.76	4.21	60.24
WVFC	WVS Financial Corp.	14.00	28.90	NM	NA	32.60	NA	99.20	99.20	7.65	4.57	148.84
CBNJ	Cape Bancorp, Inc.	7.15	95.20	35.80	9.60	NM	NM	73.60	89.70	8.87	-	-
HCBK	Hudson City Bancorp, Inc.	13.35	7,033.70	11.10	12.90	12.00	12.50	121.80	125.60	10.73	4.49	54.05
OSHC	Ocean Shore Holding Co.	11.44	83.60	14.30	NA	17.30	NA	84.80	84.80	10.70	2.10	35.41
OCFC	OceanFirst Financial Corp.	12.92	243.20	13.50	13.50	13.50	12.10	130.00	130.00	11.06	3.72	66.67
PBCI	Pamrapo Bancorp, Inc.	7.62	37.60	NM	NM	NM	NM	78.00	78.00	6.74	-	NM
PFS	Provident Financial Services, Inc.	13.64	817.30	17.10	17.90	23.50	20.90	91.40	152.10	12.03	3.23	94.83
	Pennsylvania and New Jersey Fully Converted Average		657.11	17.74	17.14	20.85	17.29	91.97	99.34	9.65	2.48	61.08
	Pennsylvania and New Jersey Fully Converted Median		89.40	15.65	15.25	15.70	12.30	96.00	99.20	8.87	2.44	57.15
	Pennsylvania and New Jersey MHCs											
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC)	8.30	55.60	69.20	69.20	48.80	44.20	114.70	114.70	11.79	1.45	70.59
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	10.20	834.90	31.90	31.70	46.40	43.90	131.10	165.00	17.86	-	-
FFCO	FedFirst Financial Corporation (MHC)	5.75	36.40	24.00	NA	57.50	NA	84.20	NA	NA	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	11.35	154.50	NM	NA	NM	NA	123.40	123.40	13.36	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	9.65	58.90	NM	NM	NM	NM	NA	NA	NA	1.24	NM
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	8.09	83.60	28.90	24.20	NM	55.80	149.40	149.40	16.51	2.47	222.22
COBK	Colonial Bankshares, Inc. (MHC)	9.85	43.70	22.40	13.20	29.00	17.90	96.10	96.10	7.69	-	-
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.94	262.40	31.10	31.10	41.40	39.70	149.10	149.10	24.58	2.41	87.50
ISBC	Investors Bancorp, Inc. (MHC)	13.78	1,576.60	31.30	30.90	41.80	38.10	179.70	186.70	18.28	-	-
KRNY	Kearny Financial Corp. (MHC)	10.51	723.50	NM	85.80	NM	91.80	150.10	181.00	32.14	1.90	200.00
MGYR	Magyar Bancorp, Inc. (MHC)	4.63	26.80	23.20	62.10	NM	NM	66.50	66.50	4.86	-	-
MSBF	MSB Financial Corp. (MHC)	7.79	41.00	48.70	48.70	NM	70.80	NA	NA	NA	1.54	133.33
NFBK	Northfield Bancorp, Inc. (MHC)	15.29	668.60	47.80	50.40	49.30	49.40	NA	NA	NA	1.31	54.84
ORIT	Oritani Financial Corp. (MHC)	17.09	633.00	30.50	30.60	45.00	45.00	249.10	249.10	30.82	1.76	65.79
ROMA	Roma Financial Corporation (MHC)	12.33	380.70	61.70	63.40	NM	104.80	176.50	177.00	27.84	2.60	290.91
	Pennsylvania and New Jersey MHCs Average		372.01	37.56	45.11	44.90	54.67	139.16	150.73	18.70	1.11	80.37
	Pennsylvania and New Jersey MHCs Median		154.50	31.20	40.20	45.70	45.00	140.10	149.40	17.86	1.31	60.32

Exhibit 9
Industry Multiples
Pricing Data as of April 29, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
ABBC	Abington Bancorp, Inc.	9.45	197.00	NM	NM	NM	NM	92.80	92.80	16.06	2.12	NM
BFED	Beacon Federal Bancorp, Inc.	8.52	55.70	13.30	9.50	15.80	11.00	55.00	55.00	5.22	2.35	37.04
CBNJ	Cape Bancorp, Inc.	7.15	95.20	35.80	9.60	NM	NM	73.60	89.70	8.87	-	-
ESSA	ESSA Bancorp, Inc.	13.09	180.20	27.30	31.20	31.20	31.20	100.60	100.60	17.02	1.53	45.24
HARL	Harleysville Savings Financial Corporation	14.96	54.80	11.70	11.70	12.10	11.40	105.90	105.90	6.49	5.08	61.29
HIFS	Hingham Institution for Savings	36.00	76.50	8.30	8.30	8.70	8.40	114.10	114.10	7.91	2.56	26.81
LEGC	Legacy Bancorp, Inc.	9.54	83.20	NM	NM	NM	NM	69.10	76.90	8.79	2.10	NM
LSBX	LSB Corporation	13.35	60.20	9.80	13.90	13.20	18.30	97.00	97.00	7.46	2.70	25.74
UBNK	United Financial Bancorp, Inc.	14.58	244.10	33.10	23.40	40.50	27.10	108.90	112.80	16.14	1.92	77.78
WFD	Westfield Financial, Inc.	9.24	273.40	46.20	48.20	48.60	43.10	111.30	111.30	22.79	2.16	263.16
	Comparable Average		132.03	23.19	19.48	24.30	21.50	92.83	95.61	11.68	2.25	67.13
	Comparable Median		89.20	20.30	12.80	15.80	18.30	98.80	98.80	8.83	2.14	41.14
	All Thrift Average		364.78	18.22	23.40	24.07	23.46	81.02	89.23	8.80	1.86	54.46
	All Thrift Median		59.40	14.30	17.45	16.90	16.05	80.30	84.05	6.76	1.69	36.70
	All MHC's Average		384.82	28.93	37.69	33.13	40.13	134.14	144.70	16.71	2.06	112.21
	All MHC's Median		79.80	28.40	30.90	32.50	38.10	131.10	140.10	14.94	1.90	50.62
	Pennsylvania and New Jersey Fully Converted Average		657.11	17.74	17.14	20.85	17.29	91.97	99.34	9.65	2.48	61.08
	Pennsylvania and New Jersey Fully Converted Median		89.40	15.65	15.25	15.70	12.30	96.00	99.20	8.87	2.44	57.15
	Pennsylvania and New Jersey MHCs Average		372.01	37.56	45.11	44.90	54.67	139.16	150.73	18.70	1.11	NM
	Pennsylvania and New Jersey MHCs Median		154.50	31.20	40.20	45.70	45.00	140.10	149.40	17.86	1.31	NM

Exhibit 10
Second Step Conversions 2008 and 2010

Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	Price to Pro Forma EPS (%)	Price to Pro Forma Book Value (%)	Price to Pro Forma Tangible Book Value (%)	Percentage Change in Price After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	$ 15,677	$ 10.00	NM	61.8	65.0	10.40	14.90	13.50	4.00	4.80
NWBI	Northwest Bancshares, Inc.	12/18/2009	603,041	10.00	24.8	89.0	103.8	13.50	13.00	14.00	18.00	26.30
OSHC	Ocean Shore Holding Co.	12/21/2009	26,868	8.00	17.3	63.0	63.0	7.50	11.88	13.13	36.25	43.00
EBMTD	Eagle Bancorp Montana, Inc.	4/5/2010	19,856	10.00	12.3	81.2	81.2	5.50	5.00	NA	NA	4.40
			Average		**18.1**	**73.8**	**78.3**	**9.23**	**11.20**	**13.54**	**19.42**	**11.25**
			Median		**17.3**	**72.1**	**73.1**	**8.95**	**12.44**	**13.50**	**18.00**	**10.96**

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2009
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	-58.82						
	Mid	-71.43	21.50	18.30	17.29	12.30	23.46	16.05
	Max	-83.33						
	Smax	-90.91						
Price-to-Book Ratio P/B	Min	72.62%						
	Mid	79.94%	92.83%	98.80%	91.97%	96.00%	81.02%	80.30%
	Max	86.36%						
	Smax	92.85%						
Price-to-Tangible Book Ratio P/TB	Min	72.62%						
	Mid	79.94%	95.61%	98.80%	99.34%	99.20%	89.23%	84.05%
	Max	86.36%						
	Smax	92.85%						
Price-to-Assets Ratio P/A	Min	11.64%						
	Mid	13.54%	11.68%	8.83%	9.65%	8.87%	8.80%	6.76%
	Max	15.40%						
	Smax	17.50%						

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2009	Y	$	(1,028) (1)
Pre-Conversion Book Value As of December 31, 2009	B	$	123,634
Pre-Conversion Assets As of December 31, 2009	A	$	1,173,818
Return on Money	R		1.10% (2)
Conversion Expenses		$	4,826
	X		2.82% (3)
Proceeds Not Invested		$	7,328 (4)
Estimated ESOP Borrowings		$	4,100
ESOP Purchases	E		4.00% (5)
Cost of ESOP Borrowings		$	273 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		15 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	3,228 (6)
MRP Purchases	M		3.15%
MRP Expense		$	646
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.88%
Amount to be issued to Public		$	102,500 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended December 31, 2009.
(2) Net Return assumes a reinvestment rate of 1.66 percent (the 1 year Treasury at December 31, 2009), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $171,181,280

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $171,181,280

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $171,181,280

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	17,118,128	$ 10.00	$ 171,181,280
Range:			
- Minimum	14,550,409	$ 10.00	145,504,090
- Maximum	19,685,847	10.00	196,858,470
- Super Maximum	22,638,724	10.00	226,387,240

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	14,550,409	17,118,128	19,685,847	22,638,724
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 145,504,090	$ 171,181,280	$ 196,858,470	$ 226,387,240
Exchange Shares	5,837,909	6,868,128	7,898,347	9,083,099
Exchange Percent	40.12%	40.12%	40.12%	40.12%
Conversion Shares	8,712,500	10,250,000	11,787,500	13,555,625
Conversion Percent	59.88%	59.88%	59.88%	59.88%
Gross Proceeds	$ 87,125,000	$ 102,500,000	$ 117,875,000	$ 135,556,250
Exchange Value	$ 58,379,090	$ 68,681,280	$ 78,983,470	$ 90,830,990
Exchange Ratio	1.0692	1.2578	1.4465	1.6635
Exchange Value per Minority Share	$ 10.69	$ 12.58	$ 14.47	$ 16.64
Fully Converted Tangible Book to Minority Share	$ 14.72	$ 15.74	$ 16.75	$ 17.92

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		14,550,409	17,118,128	19,685,847	22,638,724
Conversion Shares Offered		8,712,500	10,250,000	11,787,500	13,555,625
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 87,125	$ 102,500	$ 117,875	$ 135,556
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		87,125	102,500	117,875	135,556
Gross Proceeds		87,125	102,500	117,875	135,556
Less: Est. Conversion Expenses		(4,330)	(4,826)	(5,322)	(5,892)
Net Proceeds		82,795	97,674	112,553	129,664
Cash issued to foundation		-	-	-	-
Plus: MHC Adjustment		107	107	107	107
Less: ESOP Adjustment	(3)	(3,485)	(4,100)	(4,715)	(5,422)
Less: MRP Adjustment	(3)	(2,744)	(3,228)	(3,712)	(4,269)
Net Proceeds Reinvested		$ 76,673	$ 90,453	$ 104,233	$ 120,080
Estimated Incremental Rate of Return		1.10%	1.10%	1.10%	1.10%
Estimated Incremental Return		$ 843	$ 995	$ 1,147	$ 1,321
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(153)	(180)	(207)	(239)
Less: Option Expense	(10)	(264)	(311)	(358)	(411)
Less: MRP Adjustment	(7)	(362)	(426)	(490)	(564)
Pro-forma Net Income		64	78	92	107
Earnings Before Conversion		(1,028)	(1,028)	(1,028)	(1,028)
Earnings Excluding Adjustment		(964)	(950)	(936)	(921)
Earnings Adjustment	(6)	(1,369)	(1,369)	(1,369)	(1,369)
Earnings After Conversion		$ (2,333)	$ (2,319)	$ (2,305)	$ (2,290)

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at December 31, 2009		$ 123,634	$ 123,634	$ 123,634	$ 123,634
Net Conversion Proceeds		82,795	97,674	112,553	129,664
Plus: MHC Adjustment	(7)	107	107	107	107
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(3,485)	(4,100)	(4,715)	(5,422)
Less: MRP Adjustment	(2)	(2,744)	(3,228)	(3,712)	(4,269)
Pro-forma Equity		$ 200,307	$ 214,087	$ 227,867	$ 243,714
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 200,307	$ 214,087	$ 227,867	$ 243,714
Pro-forma Assets					
Total Assets at December 31, 2009		$ 1,173,818	$ 1,173,818	$ 1,173,818	$ 1,173,818
Net Conversion Proceeds		82,795	97,674	112,553	129,664
Plus: MHC Adjustment	(7)	107	107	107	107
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(3,485)	(4,100)	(4,715)	(5,422)
Less: MRP Adjustment	(2)	(2,744)	(3,228)	(3,712)	(4,269)
Pro-forma Total Assets		1,250,491	1,264,271	1,278,051	1,293,898
Stockholder's Equity Per Share *					
Equity at December 31, 2009		$ 8.50	$ 7.22	$ 6.28	$ 5.46
Estimated Net Proceeds		5.69	5.71	5.72	5.73
Plus: MHC Adjustment		0.01	0.01	0.01	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.24)	(0.24)	(0.24)	(0.24)
Less: MRP Stock		(0.19)	(0.19)	(0.19)	(0.19)
Pro-forma Equity Per Share *		13.77	12.51	11.58	10.77
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 13.77	$ 12.51	$ 11.58	$ 10.77

Pro Forma Effect of Conversion Proceeds
As of December 31, 2009
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ (0.07)	$ (0.06)	$ (0.06)	$ (0.05)
Incremental return Per Share	(8)	0.06	0.06	0.06	0.06
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.02)	(0.02)	(0.02)	(0.02)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		(0.10)	(0.08)	(0.07)	(0.06)
Pro Forma Earnings Per Share *	(8)	$ (0.17)	$ (0.14)	$ (0.12)	$ (0.11)
Shares Utilized for EPS		13,716,631	16,136,131	18,556,945	21,340,815
Pro-forma Ratios					
Price/EPS No Adjustment		-142.86	-166.67	-200.00	-200.00
Price/EPS with Adjustment		-58.82	-71.43	-83.33	-90.91
Price/Book Value per Share		72.62%	79.94%	86.36%	92.85%
Price/Tangible Book Value		72.62%	79.94%	86.36%	92.85%
Market Value/Assets		11.64%	13.54%	15.40%	17.50%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) tax impacted at 34%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		8,713	10,250	11,788	13,556
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 87,125	$ 102,500	$ 117,875	$ 135,556
Estimated Insider Purchases		(600)	(600)	(600)	(600)
ESOP Purchases		(3,485)	(4,100)	(4,715)	(5,422)
Proceeds to Base Fee On		$ 83,040	$ 97,800	$ 112,560	$ 129,534
Underwriters Percentage		3.36%	3.36%	3.36%	3.36%
Underwriters Fee		$ 2,790	$ 3,286	$ 3,782	$ 4,352
Other Expenses		1,540	1,540	1,540	1,540
Total Expense		$ 4,330	$ 4,826	$ 5,322	$ 5,892
Share Calculations					
Shares Sold		8,712,500	10,250,000	11,787,500	13,555,625
Exchange Shares		5,837,909	6,868,128	7,898,347	9,083,099
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		14,550,409	17,118,128	19,685,847	22,638,724
Less: New ESOP Adjustment		(348,500)	(410,000)	(471,500)	(542,225)
Less: Old ESOP Adjustment	(1)	(451,196)	(530,784)	(610,414)	(701,987)
Plus: New SOP 93-6 ESOP Shares	(2)	23,233	27,333	31,433	36,148
Plus: Old SOP 93-6 ESOP Shares	(2)	(30,080)	(35,386)	(40,694)	(46,799)
Fully Diluted Shares for The Period		13,133,088	13,133,088	13,133,088	13,133,088
Fully Diluted Shares for The Period x Exchange Ratio		14,041,898	16,518,798	18,997,012	21,846,892
Less: New ESOP Adjustment		(348,500)	(410,000)	(471,500)	(542,225)
Plus: New SOP 93-6 ESOP Shares		23,233	27,333	31,433	36,148
Shares for all EPS Calculations		13,716,631	16,136,131	18,556,945	21,340,815
MRP Shares		274,391	322,813	371,235	426,920
MRP Shares Amortized this Period		54,878	64,563	74,247	85,384
Option Shares		685,978	807,033	928,088	1,067,302
Option Shares Amortized this Period		137,196	161,407	185,618	213,460
MRP Dilution					
EPS		$ (0.07)	$ (0.06)	$ (0.05)	$ (0.04)
Tangible Book Value/Share		$ 13.70	$ 12.46	$ 11.55	$ 10.75
Voting Dilution		-1.85%	-1.85%	-1.85%	-1.85%
Option Dilution					
EPS		$ (0.06)	$ (0.05)	$ (0.04)	$ (0.04)
Tangible Book Value/Share		$ 13.60	$ 12.39	$ 11.50	$ 10.73
Voting Dilution		-4.50%	-4.50%	-4.50%	-4.50%